UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*

                   DEEPTECH INTERNATIONAL INC.

                        (Name of Issuer)

             Common Stock, Par Value $.01 Per Share

                 (Title of Class of Securities)

                           24379P 10 7
                         (CUSIP Number)


   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           Copies to:
                          Karen Manson
                  Lehman Brothers Holdings Inc.
                    3 World Financial Center
                    New York, New York 10285
                         (212) 526-1911

                        February 16, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .



Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


CUSIP No. 24379P 10 7

 1  NAME  OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LEHMAN BROTHERS HOLDINGS INC.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)

    (b)

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*

    00.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)


 6  CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE


Number of shares of Beneficially owned by each reporting person with

         7       SOLE VOTING POWER

                   1,333,333.5

         8       SHARED VOTING POWER

                      None.

         9       SOLE DISPOSITIVE POWER

                      1,333,333.5

         10      SHARED DISPOSITIVE POWER

                      None.
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,333,333.5

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.43%

14  TYPE OF REPORTING PERSON*


    HC/CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
                           ATTESTATION

                STATEMENT PURSUANT TO RULE 13d-1

                             OF THE

                  GENERAL RULES AND REGULATIONS

                            UNDER THE

        SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of DeepTech International Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at DeepTech International Inc., 7500 Texas Commerce Tower, 600 Travis Street, Houston, Texas 77002.

Item 2.   Identity and Background.

     This statement is filed on behalf of the following entity
(the "Reporting Person"):

       Lehman Brothers Holdings Inc., a Delaware corporation
       ("Holdings")
       3 World Financial Center
       200 Vesey Street
       New York, N.Y.  10285

            Holdings through its domestic and foreign subsidiaries is a full-line securities firm.

            The names, residence or business addresses, citizenships and present principal occupations or employment of the executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

            Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A hereto has during the last five years
       (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3.   Source and Amount of Funds or Other

       Consideration.

            A subsidiary of the Company acquired warrants
       ("Warrants") to purchase 1,333,333.5 shares of Common Stock of the Company as additional consideration for the making of the loan to DeepFlex Production Services, Inc.
       ("DeepFlex").

       Item 4.   Purpose of Transaction.

            Lehman Commercial Paper Inc., a subsidiary of the Reporting Person, extended a loan to a wholly-owned subsidiary of the Company, DeepFlex, pursuant to a syndicated Credit Agreement dated as of February 16, 1996 among DeepFlex, as borrower, the other financial institutions (including the Reporting Person) from time to time parties thereto (the "Lenders") and Citicorp USA, Inc. a Delaware corporation, as administrative agent for the Lenders (the "Credit Agreement").

            The Warrants are held for investment purposes. The Reporting Person, directly or through subsidiaries, may acquire additional shares of Common Stock of the Company in the ordinary course of its business as a securities firm depending on its evaluation of a number of factors, including, the Company's business, prospects and financial condition, the market for the Company's securities, other opportunities available to the Reporting Person, general economic conditions and money and stock market conditions. Depending upon, among other things, the factors described above, the Reporting Person reserves the right to dispose of all or a part of the Warrants or shares of Common Stock of the Company covered thereby at any time.

       Item 5.   Interest in Securities of the Issuer.

            (a) The Warrants were acquired on February 16, 1996. The Warrants constitute the total beneficial ownership of securities of the Company by the Reporting Person and, to its knowledge, by the persons listed in Appendix A hereto.

            (b) The Reporting Person has the sole power to vote and dispose of all of the Warrants and the Common Stock covered thereby.

            (c) Except as described above and herein, there were no purchases or sales of Warrants or Common Stock effected during the past 60 days by the Reporting Person or, to its knowledge, any person listed in Appendix A hereto, other than purchases and sales by Lehman Brothers Inc. in the ordinary course of its business as a broker/dealer for the account of its customers.

            (d) Neither the Reporting Person nor, to its knowledge, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

            (e)  Not Applicable.

       Item 6.   Contracts, Arrangements or Understandings with
                 Respect to Securities of the Issuer.

            The Warrants were acquired in connection with a loan made by a subsidiary of the Reporting Person pursuant to the Credit Agreement.

            The Warrants were acquired pursuant to a Warrant Agreement dated as of February 16, 1996 (the "Warrant Agreement") between the Company and Lehman Brothers Commercial Paper Inc. and are held by a subsidiary of the Reporting Person. The Warrants are immediately exercisable and expire on July 15, 1997. The exercise price is $4.50 per share of Common Stock. The Warrants are subject to registration rights as specified in the Warrant Agreement.

            There is no other agreement or understanding relating to the Warrants or Common Stock between the Reporting Person and any other person.

       Item 7.   Material to Be Filed as Exhibits.

        Exhibit  1.   Credit Agreement.
        Exhibit  2.   Warrant Agreement.


                             SIGNATURE


     SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 1996

     LEHMAN BROTHERS HOLDINGS INC.

                              BY:/s/ Karen C. Manson
           Name: Karen C. Manson
           Title:Vice President and Secretary



                      APPENDIX A




     DIRECTORS, EXECUTIVE OFFICERS, TREASURER AND SECRETARY

Directors:

John F. Akers
U.S. citizen
IBM Corporation
208 Harbor Drive
Stamford, CT 06904
Private Investor

Roger S. Berlind
U.S. citizen
Berlind Productions
10 East 53rd Street
30th Floor
New York, New York  10028
Private Investor

Richard S. Fuld, Jr.
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Chairman and Chief Executive Officer

Katsumi Funaki
Japanese citizen
Nippon Life Insurance Company
2-2, Yuraka-cho 1 Chome
Chiyoda-ku 100 Tokyo Japan
Senior General Manager for International Business of the
Finance and Investment Business Office of the Nippon
Life Insurance Company

Henry Kaufman
U.S. citizen
Henry Kaufman & Co. Inc.
65 E. 55th Street
New York, New York 10022

John D. Macomber
U.S. citizen
JDM Investment Group
2806 N. Street, N.W.
Washington D.C.  20007
Chairman of JDM Investment Group

Dina Merrill
U.S. citizen
NY Office-RKO Pavilion
551 Madison Avenue
New York, New York  10285
Actress and Private Investor

T. Christopher Pettit
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
President and Chief Operating Officer

Masataka Shimasaki
Japanese citizen
Nippon Life Insurance Company
1251 Avenue of the Americas
52nd Floor
New York, New York  10020
General Manager for the Americas, Nippon Life Insurance Company

Malcolm Wilson
U.S. citizen
Kent, Hazzard, Jaeger, Greer,
Wilson & Fay
50 Main Street
White Plains, New York  10606-1920
Counsel to Kent, Hazzard, Jaeger, Greer,
Wilson & Fay

Officers who are not Directors:

John L. Cecil
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York 10285
Managing Director and Chief Administrative Officer

Karen C. Manson
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
24th Floor
New York, New York 10285
Secretary

Robert Matza
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York  10285
Senior Vice President and Chief Financial Officer

Michael R. Milversted
U.S. citizen
Lehman Brothers Inc.
3 World Financial  Center
28th Floor
New York, New York 10285
Treasurer

Thomas A. Russo
U.S. citizen
Lehman Brothers Inc.
3 World Financial Center
10th Floor
New York, New York 10285
Senior Vice President and Chief Legal Officer

Exhibit 1

           CREDIT AGREEMENT, dated as of February 16, 1996 among DeepFlex Production Services, Inc., a Delaware corporation (the "Borrower"), the several banks and other financial institutions from time to time parties to this Agreement (the "Lenders") and Citicorp USA, Inc., a Delaware corporation, as administrative agent for the Lenders hereunder (the "Administrative Agent").


                     W I T N E S S E T H :


          WHEREAS, the Borrower has requested the Administrative Agent and the Lenders to enter into this Credit Agreement and the Lenders to make the loans as provided for herein to provide the Borrower with funds to be used for the purposes set forth herein; and

          WHEREAS, the Lenders have agreed to make such loans to the Borrower on the terms and subject to the conditions set forth herein and for no other purposes except as set forth herein;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:


                    SECTION 1.  DEFINITIONS

          1.1 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

          "Affiliate": as to any Person, any other Person (other than a wholly-owned Subsidiary) which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise. For purposes of this definition DeepTech, TOFF and Leviathan Holdings Company, Deepwater Drillers, L.L.C., Offshore Gas Marketing, Inc., OffShore Gas Processors, Inc. and their respective Subsidiaries, controlling Persons, officers and directors shall be deemed to be Affiliates of the Borrower.

          "Agreement": this Credit Agreement, as amended, supplemented or otherwise modified from time to time.

          "Borrower Security Agreement": the Security Agreement to be executed and delivered by the Borrower, substantially in the form of Exhibit B-1, as the same may be amended, supplemented or otherwise modified from time to time.

          "Borrower Security Documents": the collective reference to the Pledge Agreement and the Borrower Security
     Agreement.

          "Borrowing Date":  February 16, 1996.

          "Business":  as defined in subsection 3.17.

          "Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

          "Capital Stock": any and all shares, interests, participations, membership interests or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

          "Cash Equivalents": (a) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed or insured by the United States Government or any agency thereof, (b) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition and overnight bank deposits of any Lender or of any commercial bank having capital and surplus in excess of $2,000,000,000, (c) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days with respect to securities issued or fully guaranteed or insured by the United States Government, (d) commercial paper of a domestic issuer rated at least A-2 by Standard and Poor's Rating Group ("S&P") or P-2 by Moody's Investors Service, Inc. ("Moody's"), (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's, (f) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause
     (b) of this definition or (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

          "Change of Control": the occurrence of any of the following:

                    (a)  the acquisition by any Person or two or
          more Persons acting in concert (other than the management of DeepTech as of the Borrowing Date) of beneficial ownership (within the meaning of Rule 13d-3, promulgated by the Securities and Exchange Commission and now in effect under the Securities Exchange Act of 1934, as amended) of 50% or more of the issued and outstanding shares of voting stock of DeepTech;

                    (b)  the Tatham Group shall cease to legally
          and beneficially own at least 25% of the common stock of DeepTech, free and clear of Liens other than Liens created pursuant to that certain Loan Agreement dated May 19, 1995 among Tatham, Virginia S. Tatham and Nationsbank, N.A. (Carolinas) and that certain Pledge and Security Agreement dated May 19, 1995 made by Tatham in favor of Nationsbank, N.A. (Carolinas), as such Agreements are in effect on the date hereof;

                    (c)  DeepTech shall cease to legally and
          beneficially own at least 85% of the Capital Stock of the Borrower, free and clear of Liens other than Liens created pursuant to the Indenture dated as of March 21, 1994 and security documents delivered thereunder by DeepTech in favor of First Interstate Bank of Texas, N.A., as trustee, as such Indenture and documents are in effect on the date hereof;

                    (d)  (i) the Borrower shall cease to legally
          and beneficially own at least 50% of the limited partnership interests of DeepFlex Partners, free and clear of Liens, except Liens created by the Pledge Agreement, or (ii) the Borrower shall cease to legally and beneficially own at least 50% of the Capital Stock of DeepFlex General Partner, free and clear of Liens, except Liens created by the Pledge Agreement, or (iii) DeepFlex General Partner shall cease to legally and beneficially own 100% of the general partnership interests of DeepFlex Partners, free and clear of Liens;

                    (e)  a "change of control" or similar event
          shall occur under and as defined in any agreement creating or evidencing any Indebtedness of DeepTech or any of its Subsidiaries; or

                    (f)  DeepFlex General Partner shall cease to
          be the sole general partner of DeepFlex Partners other than in connection with a dissolution of the Partnership pursuant to subsection 6.16.

          "Charter": the Charter made October 13, 1995 between the Charterer and DeepFlex Partners, as the same may be amended, modified or supplemented from time to time.

          "Charterer":  the Sedco Forex Division of Schlumberger
     Technology Corporation.

          "Citicorp":  Citicorp USA, Inc.

          "Closing Date": the date on which the conditions precedent set forth in subsection 4.1 shall be satisfied.

          "Code": the Internal Revenue Code of 1986, as amended from time to time.

          "Coflexip": Coflexip Stena DeepFlex, Inc., a Delaware corporation.

          "Collateral": all assets of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

          "Collateral Agent": Citicorp USA, Inc. in its capacity as collateral agent under the DeepFlex Partners Security
     Documents.

          "Commitment": as to any Lender, the obligation of such Lender to make Loans to the Borrower hereunder in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender's name on Schedule I, as such amount may be reduced from time to time in accordance with the provisions of this Agreement.

          "Commitment Percentage": as to any Lender at any time, the percentage which the aggregate principal amount of such Lender's Loans then outstanding constitutes of the aggregate principal amount of the Loans then outstanding.

          "Commonly Controlled Entity": an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414 of the Code.

          "Consent": the Consent and Agreement dated as of February 16, 1996 among the Administrative Agent, the
     Collateral Agent, DeepFlex Partners, the Borrower and
     Coflexip, substantially in the form of Exhibit J.

          "Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

          "Current Assets": at any date of determination, all assets of the Borrower, determined in accordance with GAAP, which would be classified on a balance sheet of the Borrower as current assets.

          "Current Liabilities": at any date of determination, all liabilities of the Borrower which, in accordance with GAAP, would be classified on a balance sheet of the Borrower as current liabilities, excluding the current portion of long-term Indebtedness.

          "Current Ratio": as of the date of determination, the ratio of Current Assets to Current Liabilities at such date.

          "Deed of Covenants": the deed of covenants dated as of the date of the Bahamian Ship Mortgage between the Borrower and the Collateral Agent.

          "DeepFlex General Partner": DeepFlex Holdings L.L.C., a Delaware limited liability company and the sole general partner of DeepFlex Partners.

          "DeepFlex Partners":  DeepFlex Production Partners
     L.P., a Delaware limited partnership.

          "DeepFlex Partners Security Agreement": the Security Agreement to be executed and delivered by DeepFlex Partners in favor of the Collateral Agent, substantially in the form of Exhibit B-2, as the same may be amended, supplemented or otherwise modified from time to time.

          "DeepFlex Partners Security Documents": the collective reference to the Ship Mortgage, the DeepFlex Partners
     Security Agreement and any other documents and agreements executed and delivered to secure the obligations of DeepFlex
     Partners under the Pledged PIK Notes.

          "DeepTech": DeepTech International Inc., a Delaware corporation and the owner of all of the Capital Stock of the Borrower.

          "DeepTech Note": the Senior Promissory Note dated March 1, 1995 in the stated principal amount of $40,000,000 payable by the Borrower to DeepTech, as amended, modified and supplemented from time to time. The outstanding principal balance of the DeepTech Note is estimated by the Borrower to be approximately $30,600,000 on the Closing Date.

          "DeepTech Warrant Agreements": the Warrant Agreements to be executed and delivered by DeepTech to each Lender on the Closing Date, substantially in the form of Exhibit D, as the same may be amended, supplemented or otherwise modified from time to time.

          "DeepTech Warrants": the warrants to purchase up to 2,666,667 shares of common stock of DeepTech issued pursuant to the DeepTech Warrant Agreements.

          "Default": any of the events specified in Section 7, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

          "Dollars" and "$": dollars in lawful currency of the United States of America.

          "Domestic Subsidiary": any Subsidiary of the Borrower organized under the laws of any jurisdiction within the United States.

          "Environmental Laws": any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

          "ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "Event of Default":  any of the events specified in
     Section 7, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

          "Excess Cash Flow": for any period, the Borrower's cash receipts (excluding receipts related to the sale or refinancing of any asset that is not Collateral) for such period minus the sum of (i) the Borrower's cash operating expenses for such period and (ii) the Borrower's cash interest expense for such period, including, for purposes of this clause (ii), interest paid in cash by the Borrower on the Wilrig Indebtedness and, at any time prior to the first day after the date hereof that the Treasure Searcher is subject to charter, lease or similar hire, interest paid in cash by the Borrower in respect of the Highwood Indebtedness.

          "Federal Funds Effective Rate": for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the Agent from three federal funds brokers of recognized standing selected by it.

               "Final Maturity Date":  July 15, 1997.

          "Financing Lease": any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

          "Foreign Subsidiary": any Subsidiary of the Borrower organized under the laws of any jurisdiction outside the United States of America.

          "FPS II": FPS II, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Borrower.

          "FPS III": FPS III, Inc., a Delaware corporation and wholly-owned Subsidiary of the Borrower.

          "GAAP": generally accepted accounting principles in the United States of America in effect from time to time.

          "Governmental Authority": any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          "Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

          "Highwood": Highwood Partners, L.P., a Delaware limited partnership.

          "Highwood Guaranty": that certain Guaranty dated as of December 5, 1995, made and entered into by the Borrower for the benefit of Highwood, as amended, modified or supplemented from time to time.

          "Highwood Indebtedness": Indebtedness of the Borrower to Highwood arising under (a) the Highwood Loan Agreement,
     (b) the Highwood Guaranty, and/or (c) the Highwood Security
     Agreement.

          "Highwood Loan Agreement":  that certain Term Loan
     Agreement dated as of December 5, 1995, between the Borrower and Highwood, as amended, modified or supplemented from time to time.

          "Highwood Loan Documents": the collective reference to the Highwood Loan Agreement, the Highwood Guaranty, the
     Highwood Security Agreement, the Highwood Master Agreement and other agreements relating to the Highwood Loan
     Documents.

          "Highwood Master Agreement":  that certain Master
     Agreement dated as of November 29, 1995, among Highwood, the Borrower and certain other Persons.

          "Highwood PIK Notes": PIK Notes pledged to Highwood pursuant to the Highwood Security Agreement, including any PIK Notes issued in lieu of payment of interest on any Highwood PIK Note.

          "Highwood Security Agreement":  that certain Security
     Agreement and Pledge dated as of December 5, 1995, by and between the Borrower and Highwood, as amended, modified or supplemented from time to time.

          "Indebtedness": of any Person at any date, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) all obligations of such Person under Financing Leases, (d) all obligations of such Person in respect of acceptances issued or created for the account of such Person and (e) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof.

          "Insolvency": with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

          "Insolvent":  pertaining to a condition of Insolvency.

          "Interest Payment Date": the first day of each calendar month, commencing March 1, 1996, and if such day is not a Business Day, the Business Day following such day.

          "Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Financing Lease having substantially the same economic effect as any of the foregoing).

          "Loan":  as defined in subsection 2.1.

          "Loan Documents":  this Agreement, any Notes, the
     Tatham Guarantee, the Charter and the Security Documents.

          "Loan Parties": the Borrower, DeepTech, Tatham and each Subsidiary of the Borrower and other Person which is a party to a Loan Document.

          "Material Adverse Effect": a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or of DeepFlex Partners or (b) the validity or enforceability of this or any of the other Loan Documents or the rights or remedies (including those acquired by assignment) of the Collateral Agent, the Administrative Agent or the Lenders hereunder or thereunder.

          "Material Environmental Amount": an amount payable by the Borrower and/or its Subsidiaries in excess of $100,000 (to the extent not covered by insurance) for remedial costs, compliance costs, compensatory damages, punitive damages, fines, penalties or any combination thereof.

          "Materials of Environmental Concern": any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

          "Multiemployer Plan": a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

          "Net Worth": as of any date of determination, the sum of (i) all items which in conformity with GAAP would be included under shareholders' equity on a balance sheet of the Borrower at such date and (ii) the aggregate principal amount of the DeepTech Note (excluding interest that accrues after the Closing Date).

          "Non-Excluded Taxes":  as defined in subsection 2.9.

          "Note":  as defined in subsection 2.3(e).

          "Obligations":  as defined in the Borrower Security
     Agreement.

          "Participant":  as defined in subsection 9.6(b).

          "Partnership Agreement":  the Limited Partnership
     Agreement of DeepFlex Partners dated effective March 24,
     1995, as amended, modified and supplemented from time to time.

          "PBGC": the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

          "Permitted Investments": investments of the Borrower in (i) TOFF Capital Stock pursuant to the TOFF Rights Offering and the exercise of the TOFF Warrants; (ii) Indebtedness and equity issued by any joint venture (whether now existing or hereafter acquired) in which the Borrower owns at least 50% of the Capital Stock and substantially all of the business of which consists of providing oil drilling-related services; and (iii) subject to subsection 6.18, loans by the Borrower to DeepFlex Partners evidenced by PIK Notes for the sole purpose of upgrading, maintaining and mobilizing the Pincay provided that such PIK Notes are Pledged PIK Notes or are pledged to DeepTech in connection with Permitted Investments financed by DeepTech; provided further that no such investment may be made during the continuation of any Default or Event of Default.

          "Person": an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

          "PIK Notes":   subordinated payment-in-kind notes of
     DeepFlex Partners issued pursuant to Sections 3.6(a) and 3.6(c) of, and in the form attached as Exhibit B to, the Partnership Agreement as the Partnership Agreement is in effect on the date hereof.

          "Pincay": the FPS Laffit Pincay currently registered under the United States flag (Official No. 574670) owned by DeepFlex Partners, including, without limitation, all boilers, engines, machinery, masts, spars, rigging, boats, covers, anchors, chains, tackle, apparel, furniture, fittings and equipment, drilling equipment, production equipment, processing facilities (including, without limitation, separators, dehydration equipment, heaters and gas compressors), components including, without limitation, pumps, drill pipes, collars, racking, housing, blowout preventers, spare parts and supporting inventory and vehicles (whether on board or not on board), living quarters and all other appurtenances thereto appertaining or belonging, whether now owned or hereafter acquired, whether on board or not, and all additions, improvements and replacements hereafter made in or to the Pincay, and all proceeds and products of the foregoing, as more particularly described in the Ship Mortgage.

          "Plan": at a particular time, any employee benefit plan which is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in
     Section 3(5) of ERISA.

          "Pledge Agreement": the Pledge Agreement to be executed and delivered by the Borrower, substantially in the form of Exhibit C, as the same may be amended, supplemented or otherwise modified from time to time.

          "Pledged Account Agreement": the Pledged Account Agreement, substantially in the form of Exhibit L, with such changes or additions to such form as shall be approved by the Administrative Agent (which approval shall not be unreasonably withheld), among the Borrower, the Pledged Account Bank and the Administrative Agent, as the same may be amended, supplemented, waived or otherwise modified from time to time.

          "Pledged Account Bank":  First Interstate Bank of
     Texas, N.A. and each other bank approved by the Administrative Agent.

          "Pledged PIK Notes": PIK Notes which are pledged pursuant to the Pledge Agreement.

          "Properties":  as defined in subsection 3.17.

          "Register":  as defined in subsection 9.6(d).

          "Regulation U": Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

          "Reorganization":  with respect to any Multiemployer
     Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

          "Reportable Event":  any of the events set forth in
     Section 4043(b) of ERISA, other than those events as to which the thirty day notice period is waived under subsections .13, .14, .16, .18, .19 or .20 of PBGC Reg.
      2615.

          "Required Lenders": at any time, Lenders the Commitment Percentages of which aggregate at least 66-2/3%; provided, however, with respect to acceleration of the Loans pursuant to Section 7 and the exercise of any remedies under the Loan Documents, Required Lenders shall mean Lenders the Commitment Percentages of which aggregate at least 50%.

          "Requirement of Law": as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

          "Responsible Officer": as to any Person, the chief executive officer and the president of such Person or, with respect to financial matters, the principal financial officer or chief executive officer of such Person. The Responsible Officer of DeepFlex General Partner shall be any manager thereof which is a citizen of the United States of America.

          "Security Agreements": the collective reference to the Borrower Security Agreement and the DeepFlex Partners
     Security Agreement.

          "Security Documents": the collective reference to the Ship Mortgage, the Pledge Agreement, the Security Agreements, the Subordination Agreement, the Consent, the Pledged Account Agreement and all other security documents hereafter delivered to the Administrative Agent or the Collateral Agent granting a Lien on any asset or assets of any Person to secure the obligations and liabilities of the Borrower hereunder and under any of the other Loan Documents or of DeepFlex Partners under the PIK Notes or to secure any guarantee of any such obligations and liabilities.

          "Ship Mortgage": the collective reference to (a) the Ship Mortgage and related Deed of Covenants to be executed and delivered by DeepFlex Partners in favor of the Collateral Agent pursuant to subsection 9.18, as the same may be amended, supplemented or otherwise modified from time to time, in which a mortgage is granted on the Pincay to secure the payment of the Pledged PIK Notes (b) upon dissolution of DeepFlex Partners pursuant to subsection 6.16 or otherwise, the Ship Mortgage and related Deed of Covenants to be executed and delivered by the Borrower in favor of the Administrative Agent, as the same may be modified from time to time, in which a mortgage is granted on the Pincay to secure the payment of the Obligations and
     (c) the ship mortgage and related assignment delivered pursuant to subsection 5.11.

          "Single Employer Plan": any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

          "Subordination Agreement": the Intercreditor and Subordination Agreement, dated as of February 16, 1996, by and among the Subordinated Creditors (as defined therein), DeepTech, the Borrower and the Administrative Agent, substantially in the form of Exhibit K.

          "Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person; provided, that in the case of the Borrower and except for the financial condition covenants set forth in subsection 6.1 and related definitions, the term "Subsidiary" shall also include DeepFlex Partners. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

          "T-75 Litigation":  FPS I, Inc. v. T-75 Rig Investment,
     L.P. vs. DeepTech International Inc., Deepwater Production
     Systems, Inc. and FPS I, Inc., 95th Judicial District Court of Dallas County, Texas; Cause No. 94-09991.
          "Tatham":  Thomas P. Tatham.

          "Tatham Group": Tatham, his spouse, their children and trusts controlled by any of the foregoing the sole beneficiaries of which are any of the foregoing.

          "Tatham Guarantee": the Guarantee to be executed and delivered by Tatham substantially in the form of Exhibit F, and any Guarantees delivered pursuant to Section 16 thereof and successors thereto, as the same may be amended, supplemented or otherwise modified from time to time.

          "TOFF":  Tatham Offshore, Inc., a Delaware corporation.

          "TOFF Bridge Facility": that certain Loan Agreement between TOFF and the Borrower dated October 1, 1995.

          "TOFF Capital Stock":  any Capital Stock issued by
     TOFF.

          "TOFF Rights Offering":  the Rights Offering made by
     TOFF pursuant to the Registration Statement on Form S-1
     (File No. 33-99388) filed by TOFF effective December 26,
     1995.

          "TOFF Warrants": warrants to purchase securities of TOFF, including, without limitation, the TOFF Capital Stock.

          "Trade Expenses": payables due any Person in respect of any repairs, supplies, towage, use of dry dock or marine railway or other "necessaries" as defined in 46 USC Section
     31301 in respect of the Pincay.

          "Transferee":  as defined in subsection 9.6(f).

          "Wilrig Indebtedness":  Indebtedness under the Wilrig
     Loan Documents.

          "Wilrig Loan Documents":  the collective reference to
     (a) the Promissory Note dated November 8, 1994 in the original principal amount of $9,350,000 by DeepTech in favor of Wilrig AS ("Wilrig"), (b) the Promissory Note dated November 8, 1994 in the original principal amount of $1,650,000 by FPS II in favor of Wilrig, (c) that certain Contribution Agreement dated November 8, 1994 between DeepTech and FPS II and (iv) that certain Assignment and Assumption Agreement dated September 8, 1993 between FPS II and the Borrower.

          1.2 Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in any Notes or any certificate or other document made or delivered pursuant hereto.

          (b) As used herein and in any Notes, and any certificate or other document made or delivered pursuant hereto, accounting terms relating to the Borrower and its Subsidiaries not defined in subsection 1.1 and accounting terms partly defined in subsection 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP.

          (c) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified.

          (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.


             SECTION 2.  AMOUNT AND TERMS OF LOANS

          2.1 Loans. Subject to the terms and conditions hereof, each Lender severally agrees to make a term loan (a
"Loan") to the Borrower on the Borrowing Date in an amount not to exceed the amount of the Commitment of such Lender then in effect.

          2.2 Procedure for Loan Borrowing. The Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 3:00 P.M., New York City time, one Business Day prior to the Borrowing Date, requesting that the Lenders make the Loans on the Borrowing Date and specifying the amount to be borrowed. Upon receipt of such notice the Administrative Agent shall promptly notify each Lender thereof. In such case, not later than 11:00 A.M. on the Borrowing Date each Lender shall make available to the Administrative Agent at its office specified in subsection 9.2 the amount of such Lender's pro rata share of such borrowing in immediately available funds. The Administrative Agent shall on such date credit the account of the Borrower on the books of such office of the Administrative Agent with the aggregate of the amounts made available to the Administrative Agent by the Lenders and in like funds as received by the Administrative Agent.

          2.3 Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the principal amount of the Loan of such Lender, in consecutive monthly installments, payable on the first day of each calendar month, commencing on November 1, 1996 (or the then unpaid principal amount of such Loan, on the date that the Loans become due and payable pursuant to Section 7). The amount of each such monthly installment shall be equal to Excess Cash Flow for the preceding calendar month. All amounts remaining outstanding under the Loans and all other amounts due and owing under this Agreement and any other Loan Document shall be due in full on the Final Maturity Date. The Borrower hereby further agrees to pay interest on the unpaid principal amount of the Loans from time to time outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates, set forth in subsection 2.5.

          (b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrower to such Lender resulting from each Loan of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

          (c) The Administrative Agent shall maintain the Register pursuant to subsection 9.6(d), and a subaccount therein for each Lender, in which shall be recorded (i) the amount of each Loan made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) both the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender's share thereof.

          (d) The entries made in the Register and the accounts of each Lender maintained pursuant to subsection 2.3(b) shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain the Register or any such account, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to such Borrower by such Lender in accordance with the terms of this Agreement.

          (e) The Borrower agrees that, upon the request to the Administrative Agent by any Lender, the Borrower will execute and deliver to such Lender a promissory note of the Borrower evidencing the Loan of such Lender, substantially in the form of Exhibit A with appropriate insertions as to date and principal amount (a "Note").

          2.4 Mandatory Prepayment; Optional Prepayments. (a) Mandatory Prepayments On September 1, 1996, the Borrower shall prepay the Loans, in an amount equal to the lesser of (i) $6,000,000 minus the aggregate amount paid by the Borrower in cash (and not funded by DeepTech or any other source) as (A) the purchase price of TOFF Capital Stock issued pursuant to the exercise of the TOFF Warrants or (B) consideration for any other Permitted Investments from the Closing Date through the close of business on September 1, 1996 and (ii) $2,000,000, in either case together with accrued interest and fees to the date of prepayment and all other amounts payable hereunder.

          (b) Mandatory Prepayments from Asset Sales. (i) Proceeds from the sale, assignment, lease or other disposition of Collateral (including insurance and condemnation proceeds) shall be applied solely to prepay the Loans on each date of receipt of such proceeds, together with accrued interest and fees to the date of prepayment and all other amounts payable hereunder, provided that proceeds from the sale of the Pincay shall be used to prepay the Loans and the Highwood PIK Notes ratably based on the respective principal amounts of the Pledged PIK Notes and the Highwood PIK Notes. (ii) Proceeds from the sale of any assets of the Borrower not constituting Collateral shall be used to repay any Indebtedness incurred in connection with the acquisition of such assets. Any such proceeds remaining after repayment of any such Indebtedness shall be applied to prepay Indebtedness of the Borrower, subject to the Subordination Agreement, or shall be reinvested in the business of the Borrower.

          (c) Optional Prepayments. The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty, upon at least four Business Days' irrevocable notice to the Administrative Agent, specifying the date and amount of prepayment. Upon receipt of any such notice the Administrative Agent shall promptly notify each Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with any amounts payable pursuant to subsection
2.10 and accrued interest to such date on the amount prepaid. Partial prepayments of the Loans shall be applied to the installments of principal thereof in the inverse order of their scheduled maturities. Partial prepayments pursuant to this paragraph (c) shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof.

          (d)  No Reborrowing.  Amounts prepaid pursuant to this
Section 2.4 may not be reborrowed.

          2.5 Interest Rate and Payment Dates. (a) The Loan of each Lender shall bear interest for each day at a rate per annum equal to the interest rate set forth in its Note.

          (b) During the continuation of any Event of Default, the principal of the Loans and any overdue interest, commitment fee or other amount shall bear interest at a rate per annum of 3% over the rate otherwise applicable thereto, in each case from the date of commencement such Event of Default (as well after as before judgment).

          (c) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (b) of this subsection shall be payable from time to time on demand.

          2.6 Computation of Interest and Fees. Interest shall be calculated on the basis of a 360 day year for the actual days elapsed.

          2.7 Pro Rata Treatment and Payments. (a) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Loans shall be made pro rata according to the respective outstanding principal amounts of the Loans then held by the Lenders, provided that interest payable to each Lender shall be based on the rate set forth in such Lender's Note. All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without set off or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Administrative Agent's office specified in subsection 9.2, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

          (b) Unless the Administrative Agent shall have been notified in writing by any Lender prior to the borrowing that such Lender will not make the amount that would constitute its Commitment Percentage of the borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average Federal Funds Effective Rate for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this subsection shall be conclusive in the absence of manifest error. If such Lender's Commitment Percentage of the borrowing is not made available to the Administrative Agent by such Lender within three Business Days of the Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon, on demand, from the Borrower.

          2.8 Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

          (i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement or any Note or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes covered by subsection 2.9 and changes in the rate of tax on the overall net income of such Lender);

          (ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender; or

          (iii)     shall impose on such Lender any other
     condition;

and the result of any of the foregoing is to increase the cost to such Lender, by an amount which such Lender deems to be material, of making, converting into, continuing or maintaining Loans or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduced amount receivable.

          (b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, the Borrower shall promptly pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction.

          (c) If any Lender becomes entitled to claim any additional amounts pursuant to this subsection, it shall notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled. A certificate as to any additional amounts payable pursuant to this subsection submitted by such Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. The agreements in this subsection shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.9 Taxes. (a) All payments made by the Borrower under this Agreement and any Notes shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any
Note). If any such non-excluded taxes, levies, imposts, duties, charges, fees deductions or withholdings ("Non-Excluded Taxes") are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder or under any Note, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement, provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender that is not organized under the laws of the United States of America or a state thereof if such Lender fails to comply with the requirements of paragraph (b) of this subsection. Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure. The agreements in this subsection shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          (b) Each Lender that is not incorporated under the laws of the United States of America or a state thereof shall:

          (i) deliver to the Borrower and the Administrative Agent (A) two duly completed copies of United States Internal Revenue Service Form 1001 or 4224, or successor applicable form, as the case may be, and (B) an Internal Revenue Service Form W-8 or W-9, or successor applicable form, as the case may be;

          (ii) deliver to the Borrower and the Administrative Agent two further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Borrower; and

          (iii) obtain such extensions of time for filing and complete such forms or certifications as may reasonably be requested by the Borrower or the Administrative Agent;

unless in any such case an event (including, without limitation, any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form with respect to it and such Lender so advises the Borrower and the Administrative Agent. Such Lender shall certify (i) in the case of a Form 1001 or 4224, that it is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes and (ii) in the case of a Form W-8 or W-9, that it is entitled to an exemption from United States backup withholding tax. Each Person that shall become a Lender or a Participant pursuant to subsection 9.6 shall, upon the effectiveness of the related transfer, be required to provide all of the forms and statements required pursuant to this subsection, provided that in the case of a Participant such Participant shall furnish all such required forms and statements to the Lender from which the related participation shall have been purchased.

          2.10 Agent's Fee. The Borrower shall pay to the Agent for its own account an annual agent's fee of $10,000, payable on each of the Closing Date and each anniversary thereof. Such fee shall not be refundable once paid.

          2.11 Value of Warrants. The parties agree that as between the Loans made on the Closing Date and the DeepTech Warrants issued at the Closing Date, the value of the Loans is $11,912,000 and the value of the DeepTech Warrants is $88,000.


           SECTION 3.  REPRESENTATIONS AND WARRANTIES

          To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

          3.1 Financial Condition. (a) The unaudited consolidated balance sheets of the Borrower and its consolidated Subsidiaries as at September 30, 1995 and December 31, 1995 and the related unaudited consolidated statements of income and of cash flows for the three- and six-month periods ended on such dates, certified by a Responsible Officer, copies of which have heretofore been furnished to each Lender, are complete and correct and present fairly the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such dates, and the consolidated results of their operations and their consolidated cash flows for the three- and six-month periods then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by such accountants or Responsible Officer, as the case may be, and as disclosed therein). Neither the Borrower nor any of its consolidated Subsidiaries had, at the date of the most recent balance sheet referred to above, any material Guarantee Obligation, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitment, including, without limitation, any interest rate or foreign currency swap or exchange transaction, which is not reflected in the foregoing statements or in the notes thereto. During the period from December 31, 1995 to and including the date hereof there has been no sale, transfer or other disposition by the Borrower or any of its consolidated Subsidiaries of any material part of its business or property and no purchase or other acquisition of any business or property (including any capital stock of any other Person) material in relation to the consolidated financial condition of the Borrower and its consolidated Subsidiaries at December 31, 1995, except as set forth on Schedule 3.1.

          (b) The unaudited balance sheets of DeepFlex Partners as at September 30, 1995 and December 31, 1995 and the related unaudited statements of income and of cash flows for the nine-month period and fiscal year ended on such dates, certified by a Responsible Officer, copies of which have heretofore been furnished to each Lender, are complete and correct and present fairly the financial condition of DeepFlex Partners as at such dates, and the results of its operations and its consolidated cash flows for the nine-month period and fiscal year then ended (subject to normal year-end audit adjustments in the case of the September 30, 1995 financial statements). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by such accountants or Responsible Officer, as the case may be, and as disclosed therein). DeepFlex Partners did not have, at the date of the most recent balance sheet referred to above, any material Guarantee Obligation, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitment, including, without limitation, any interest rate or foreign currency swap or exchange transaction, which is not reflected in the foregoing statements or in the notes thereto. During the period from December 31, 1995 to and including the date hereof there has been no sale, transfer or other disposition by DeepFlex Partners of any material part of its business or property and no purchase or other acquisition of any business or property (including any Capital Stock of any other Person) material in relation to the consolidated financial condition of DeepFlex Partners at December 31, 1995.

          (c) DeepTech has provided the Lenders copies of DeepTech's most recent annual report on Form 10-K and quarterly report on Form 10-Q filed since the date of DeepTech's most recent annual report on Form 10-K. TOFF has provided the Lenders copies of TOFF's most recent annual report on Form 10-K and quarterly report on Form 10-Q filed since the date of TOFF's most recent annual report on Form 10-K. As of the date thereof, the information contained in such disclosure documents does not contain any untrue statement of a material fact and does not omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, misleading.

          (d) The representations and warranties set forth in the preceding paragraphs (a)-(c) with respect to the financial statements and annual reports at and for the period ending December 31, 1995 shall not be deemed to be made by the Borrower until such financial statements and annual reports are delivered to the Lenders. The Borrower hereby agrees to deliver such financial statements and annual reports no later than February 29, 1996.

          (e) The DeepFlex General Partner does not have any outstanding Indebtedness as of the Closing Date.

          3.2 No Change. (a) Since December 31, 1995 and September 30, 1995 there has been no development or event which has had or could have a Material Adverse Effect, and (b) during the period from December 31, 1995 and September 30, 1995 to and including the date hereof no dividends or other distributions have been declared, paid or made upon the Capital Stock of the Borrower nor has any of the Capital Stock of the Borrower been redeemed, retired, purchased or otherwise acquired for value by the Borrower or any of its Subsidiaries.

          3.3 Corporate Existence; Compliance with Law. Each of the Borrower and its Subsidiaries (a) is duly organized, validly existing and, in the case of the Borrower and its corporate Subsidiaries, in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation and, in the case of the Borrower and its corporate Subsidiaries, in good standing under the laws of each jurisdiction wherein the failure to be so qualified and in good standing could have a Material Adverse Effect and (d) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, have a Material Adverse Effect.

          3.4 Corporate Power; Authorization; Enforceable Obligations. Each of the Loan Parties has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to borrow hereunder, and has taken all necessary corporate action to authorize, in the case of the Borrower, the borrowings on the terms and conditions of this Agreement and any Notes, and to authorize the execution, delivery and performance of the Loan Documents to which it is a party. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of the Loan Documents other than filings necessary to record Liens under the Security Documents or such as have already been obtained. This Agreement has been, and each other Loan Document to which it is a party will be, duly executed and delivered on behalf of each Loan Party thereto. This Agreement constitutes, and each other Loan Document to which any Loan Party is a party when executed and delivered will constitute, a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

          3.5 No Legal Bar. The execution, delivery and performance of the Loan Documents to which any Loan Party is a party, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law (the violation of which could reasonably be expected to have a Material Adverse Effect) or Contractual Obligation of such Loan Party and will not result in, or require, the creation or imposition of any Lien on any of its or their respective properties or revenues pursuant to any such Requirement of Law or Contractual Obligation.

          3.6  No Material Litigation.  No litigation,
investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Loan Party or against any of its or their respective properties or revenues except as disclosed in Schedule 3.6, none of which (a) is with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) could have a Material Adverse Effect.

          3.7 No Default. No Loan Party is in default under or with respect to any of its Contractual Obligations in any respect which could have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

          3.8 Ownership of Property; Liens. Each of the Borrower and its Subsidiaries has good record and marketable title in fee simple to (including, without limitation, the Pincay), or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien except as permitted by subsection 6.3.

          3.9 Intellectual Property. The Borrower and each of its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, technology, know-how and processes necessary for the conduct of its business as currently conducted except for those the failure to own or license which could not have a Material Adverse Effect (the "Intellectual Property"). No claim has been asserted and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Borrower know of any valid basis for any such claim.
The use of such Intellectual Property by the Borrower and its Subsidiaries does not infringe on the rights of any Person, except for such claims and infringements that, in the aggregate, do not have a Material Adverse Effect.

          3.10  No Burdensome Restrictions.  No Requirement of
Law or Contractual Obligation of the Borrower or any of its Subsidiaries has a Material Adverse Effect.

          3.11 Taxes. Each of the Borrower and its Subsidiaries has filed or caused to be filed all tax returns which, to the knowledge of the Borrower, are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Borrower or its Subsidiaries, as the case may be); no tax Lien has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such tax, fee or other charge.

          3.12 Federal Regulations. No part of the proceeds of any Loans will be used for "purchasing" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation G or Regulation U of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-1 or FR Form U-1 referred to in said Regulation G or Regulation U, as the case may be.

          3.13 ERISA. Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all material respects with the applicable provisions of ERISA and the Code. No termination of a Single Employer Plan has occurred, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period. The present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits. Neither the Borrower nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan, and neither the Borrower nor any Commonly Controlled Entity would become subject to any liability under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made. No such Multiemployer Plan is in Reorganization or Insolvent. None of DeepTech or any of its Subsidiaries maintains, or is subject to any liabilities or obligations under, any Plan.

          3.14 Investment Company Act; Other Regulations. The Borrower is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. The Borrower is not subject to regulation under any Federal or State statute or regulation (other than Regulation X of the Board of Governors of the Federal Reserve System) which limits its ability to incur Indebtedness.

          3.15 Subsidiaries. The following constitute all the Subsidiaries of the Borrower at the date hereof: DeepFlex Partners, FPS II and FPS III. At the date hereof the Borrower owns 50% of the Capital Stock of Deepwater Drillers, L.L.C., a Delaware liability company, free and clear of Liens.

          3.16 Purpose of Loans. The proceeds of the Loans shall be used by the Borrower (i) to refinance up to $5,000,000 the principal of and interest on Indebtedness described on
Schedule 3.16, (ii) to acquire preferred stock of TOFF pursuant to the TOFF Rights Offering, (iii) to fund the maintenance, preservation, upgrading and mobilization of the Pincay, including, without limitation, the payment of $1,000,000 to the Sedco Forex Division of Schlumberger Technology Corporation on or before February 29, 1996 as set forth in the cash projections delivered pursuant to subsection 4.1(i) and (iv) to pay fees and expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the other Loan Documents, and the transactions contemplated hereby and thereby and (v) for working capital and general corporate purposes in the ordinary course of business. The Borrower represents that Indebtedness of the Borrower to DeepTech in an aggregate amount at least equal to the amount of the Loans applied in accordance with clause (i) of the preceding sentence was cancelled or deemed repaid, as evidenced by entries on the books and records of DeepTech and the Borrower, upon the incurrence or assumption by the Borrower of the Indebtedness described on Schedule 3.16. At closing approximately $5,082,093 of the proceeds of the Loans will be held as cash by the Borrower.

          3.17  Environmental Matters.  Except as set forth on
Schedule 3.17:

          (a) The facilities and properties owned, leased or operated by the Borrower or any of its Subsidiaries (the "Properties") do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations which (i) constitute or constituted a violation of, or (ii) could reasonably be expected to give rise to liability under, any Environmental Law.

          (b) The Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the business operated by the Borrower or any of its Subsidiaries (the "Business") which could interfere with the continued operation of the Properties or materially impair the fair saleable value thereof.

          (c) Neither the Borrower nor any of its Subsidiaries has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the Business, nor does the Borrower have knowledge or reason to believe that any such notice will be received or is being threatened.

          (d) Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location which could reasonably be expected to give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could reasonably be expected to give rise to liability under, any applicable Environmental Law.

          (e) No judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened, under any Environmental Law to which the Borrower or any Subsidiary is or will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business.

          (f) There has been no release or threat of release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of the Borrower or any Subsidiary in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could reasonably be expected to give rise to liability under Environmental Laws.

          (g) Each of the representations and warranties set forth in subsections 3.17(a) through (f) is true and correct with respect to the Pincay.

          3.18 Wholly-Owned Subsidiary. The Borrower is a wholly-owned subsidiary of DeepTech.

          3.19 Partnership Interests. The Borrower is a limited partner in DeepFlex Partners and holds 50% of the total limited partnership interests therein, free of Liens other than Liens created under the Pledge Agreement. DeepFlex General Partner is the general partner of DeepFlex Partners. The Borrower owns a 50% membership interest in DeepFlex General Partner, free of Liens other than Liens created under the Pledge Agreement.

          3.20 Solvency. (a) Immediately following the making of each Loan made on the Closing Date and after giving effect to the application of the proceeds thereof, (i) the fair value of the assets of each of the Borrower and DeepFlex Partners, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and DeepFlex Partners respectively; (ii) the present fair saleable value of the property of each of the Borrower will be greater than the amount that will be required to pay the probable liability of the Borrower and DeepFlex Partners respectively on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) each of the Borrower and DeepFlex Partners will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) each of the Borrower and DeepFlex Partners will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

          (b) Neither the Borrower nor DeepFlex Partners intends to, or believes that it will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it and the timing and amounts of cash to be payable on or in respect of its Indebtedness.

          3.21 Other Indebtedness. The Highwood PIK Notes, the Highwood Guaranty, the Highwood Loan Agreement (and the notes delivered pursuant thereto), the Highwood Security Agreement, the Highwood Master Agreement and the "Warrant Agreement" and any other "Transaction Documents" (both as defined in the Highwood Master Agreement) constitute the only agreements and understandings with respect to all Indebtedness and other obligations of the Borrower and its Affiliates to Highwood. The Wilrig Loan Documents constitute the only agreements and understandings with respect to all Indebtedness and other obligations of the Borrower and its Affiliates to Wilrig.


                SECTION 4.  CONDITIONS PRECEDENT

          4.1 Conditions to Loans. The agreement of each Lender to make the Loan requested to be made by it is subject to the satisfaction, immediately prior to or concurrently with the making of such Loan on the Closing Date, of the following conditions precedent:

          (a) Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by a duly authorized officer of Borrower, with a counterpart for each Lender, (ii) the Pledge Agreement, executed and delivered by a duly authorized officer of the Borrower, with a counterpart or a conformed copy for each Lender, (iii) the Tatham Guarantee, notarized and executed and delivered by Tatham with a counterpart or a conformed copy for each Lender, (iv) the Security Agreements, each executed and delivered by a duly authorized officer of the Loan Party party thereto, with a counterpart or a conformed copy for each Lender, (v) the Consent, executed and delivered by a duly authorized officer of each Loan Party party thereto, with a counterpart or a conformed copy for each Lender, (vi) the DeepTech Warrant Agreements, executed and delivered by a duly authorized officer of the party thereto, with a counterpart for each Lender, (vii) the Subordination Agreement, executed and delivered by a duly authorized officer of each Loan Party party thereto, with a counterpart or a conformed copy for each Lender, and (viii) the Pledged Account Agreement, executed and delivered by a duly authorized officer of each Loan Party party thereto and the Pledged Account Bank, with a counterpart or conformed copy for each Lender.

          (b) Related Agreements. The Lenders shall have received true and correct copies, certified as to authenticity by the Borrower, of the Charter, the Partnership Agreement, the Limited Liability Company Agreement of DeepFlex General Partner dated March 24, 1995, the Highwood Loan Documents and the Wilrig Loan Documents and the DeepTech Notes, the Guaranteed Notes and the Subordinated Guarantee (as such terms are defined in the Subordination Agreement) and such other documents or instruments as may be reasonably requested by any Lender to which the Borrower DeepTech or its or their Subsidiaries may be a party.

          (c) Borrowing Certificate. The Administrative Agent shall have received, with a counterpart for each Lender, a certificate of the Borrower, dated the Closing Date, substantially in the form of Exhibit G, with appropriate insertions and attachments, satisfactory in form and substance to the Administrative Agent, executed by the President or any Vice President and the Secretary or any Assistant Secretary of the Borrower.

          (d) Corporate Proceedings of the Borrower. The Administrative Agent shall have received, with a counterpart for each Lender, a copy of the resolutions, in form and substance satisfactory to the Administrative Agent, of the Board of Directors of the Borrower authorizing (i) the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party, (ii) the borrowings contemplated hereunder and (iii) the granting by it of the Liens created pursuant to the Borrower Security Documents, certified by the Secretary or an Assistant Secretary of the Borrower as of the Closing Date, which certificate shall be in form and substance satisfactory to the Administrative Agent and shall state that the resolutions thereby certified have not been amended, modified, revoked or rescinded.

          (e)  Borrower Incumbency Certificate.  The
     Administrative Agent shall have received, with a counterpart for each Lender, a Certificate of the Borrower, dated the Closing Date, as to the incumbency and signature of the officers of the Borrower executing any Loan Document satisfactory in form and substance to the Administrative Agent, executed by the President or any Vice President and the Secretary or any Assistant Secretary of the Borrower.

          (f) Partnership Proceedings of DeepFlex Partners. The Administrative Agent shall have received, with a counterpart for each Lender, a copy of the resolutions, in form and substance satisfactory to the Administrative Agent, of the Management Committee of DeepFlex General Partner on behalf of DeepFlex Partners, authorizing (i) the execution, delivery and performance of the Loan Documents to which it is a party and (ii) the granting by it of the Liens created pursuant to the Loan Documents to which it is a party, certified by a manager of DeepFlex Partners as of the Closing Date, which certificate shall be in form and substance satisfactory to the Administrative Agent and shall state that the resolutions thereby certified have not been amended, modified, revoked or rescinded.

          (g) DeepFlex Partners Incumbency Certificate. The Administrative Agent shall have received, with a counterpart for each Lender, a certificate of DeepFlex Partners, dated the Closing Date, as to the incumbency and signature of the managers of DeepFlex General Partner, executing any Loan Document on behalf of DeepFlex Partners, satisfactory in form and substance to the Administrative Agent, executed by two managers of DeepFlex Partners.

          (h) Organizational Documents. The Administrative Agent shall have received, with a counterpart for each Lender, true and complete copies of the certificate of incorporation, by-laws, charter, partnership agreement or limited liability company agreement, as the case may be, each Loan Party, certified as of the Closing Date as complete and correct copies thereof by the Secretary or an Assistant Secretary of such Loan Party.

          (i) Projections. The Lenders shall have received cash projections of each of the Borrower and DeepFlex Partners for each month from the Closing Date through July 1, 1997, certified by a Responsible Officer of the Borrower as being prepared in good faith and using reasonable assumptions, which projections shall be satisfactory to the Lenders.

          (j) Fees; Warrants. (i) The Administrative Agent shall have received an arrangement fee of $480,000, such fee to be paid to each Lender on the Closing Date based on its Commitment Percentage.

          (ii) The Administrative Agent shall have received an agent's fee of $10,000 for its own account, as contemplated by subsection 2.10.

          (iii) DeepTech shall have delivered a DeepTech Warrant Agreement and the DeepTech Warrants issued thereunder to each Lender, entitling such Lender to a number of DeepTech Warrants equal to its Commitment Percentage of 2,666,667.

          (k) Legal Opinions. The Administrative Agent shall have received, with a counterpart for each Lender, the following executed legal opinions:

                         (i)       the executed legal opinion of
          Akin, Gump, Strauss, Hauer & Feld, L.L.P., counsel to the Borrower and the other Loan Parties, substantially in the form of Exhibit H-1; and

                         (ii)      the executed legal opinion of
          Akin, Gump, Strauss, Hauer & Feld, L.L.P., counsel to the Borrower and DeepFlex Partners, substantially in the form of Exhibit H-2.

     Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

          (l) Pledged Securities, etc. The Administrative Agent shall have received (i) the certificates representing the shares of certificated Capital Stock pledged pursuant to the Pledge Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, (ii) the existing PIK Notes to be pledged pursuant to the Pledge Agreement, each endorsed in blank by a duly authorized officer of the pledgor thereof and (iii) a Transaction Statement in the form of Exhibit A to the Pledge Agreement confirming that each Subsidiary which is a partnership or limited liability company has registered the pledge of its Capital Stock effected by the Pledge Agreement on its books.

          (m) Actions to Perfect Liens. The Administrative Agent shall have received evidence in form and substance satisfactory to it that all filings, recordings, registrations and other actions, including, without limitation, the filing of duly executed financing statements on form UCC-1, necessary or, in the opinion of the Administrative Agent, desirable to perfect the Liens created by the Security Documents shall have been completed.

          (n) Lien Searches. The Administrative Agent shall have received the results of a recent search by a Person satisfactory to the Administrative Agent, of the Uniform Commercial Code, judgement and tax lien filings which may have been filed with respect to personal property of the Borrower, and the results of such search shall be satisfactory to the Lenders.

          (o) Insurance. The Lenders shall have received evidence in form and substance satisfactory to the Lenders that all of the requirements of subsection 5.5 and of
     Section 4.2 of the Borrower Security Agreement and Section
     4.3 of the Owner Security Agreement have been satisfied.

          (p) T-75 Litigation. The T-75 Litigation shall have been finally settled on terms satisfactory to the Lenders.

          (q) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Loans requested to be made on the Closing
     Date.

          (r) TOFF Rights Offering. The TOFF Rights Offering shall have been fully subscribed; TOFF shall have received subscriptions for $12,500,000 pursuant to the TOFF Rights Offering; and the Lenders shall be satisfied that the approximately $7,500,000 loan owed by TOFF to the Borrower under the TOFF Bridge Facility shall have been repaid.

          (s) Use of Proceeds. The Lenders shall have received a certificate of the Borrower setting forth the intended use of proceeds of the Loans, certified by a Responsible Officer of the Borrower, which statement shall be satisfactory to the Lenders.

          (t) Additional Matters. All corporate and other proceedings, and all documents, instruments and other legal matters in connection with the transactions contemplated by this Agreement and the other Loan Documents shall be satisfactory in form and substance to the Administrative Agent, and the Administrative Agent shall have received such other documents and legal opinions in respect of any aspect or consequence of the transactions contemplated hereby or thereby as it shall reasonably request.

Each borrowing by the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date thereof that the conditions contained in this subsection have been satisfied.


               SECTION 5.  AFFIRMATIVE COVENANTS

          The Borrower hereby agrees that, so long as any amount is owing to any Lender or the Administrative Agent hereunder or under any other Loan Document, the Borrower shall:

               5.1 Financial Statements of Borrower. Furnish to each Lender:

          (a) as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such year and the related consolidated statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects;

          (b) as soon as available, but in any event not later than 52 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and retained earnings and of cash flows of the Borrower and its consolidated Subsidiaries for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments);

          (c) as soon as available, but in any event within 90 days after the end of each fiscal year of DeepFlex Partners, a copy of the balance sheet of DeepFlex Partners as at the end of such year and the related statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects; and

          (d) as soon as available, but in any event not later than 52 days after the end of each of the first three quarterly periods of each fiscal year of DeepFlex Partners, the unaudited balance sheet of DeepFlex Partners as at the end of such quarter and the related unaudited statements of income and retained earnings and of cash flows of DeepFlex Partners for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments);

          (e) when filed, copies of all of DeepTech's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

all such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein).

          5.2  Certificates; Other Information.  Furnish to each
Lender:

          (a) concurrently with the delivery of the financial statements referred to in subsections 5.1(a), (b), (c) and
     (d), a certificate of a Responsible Officer stating that, to the best of such Officer's knowledge, during such period (i) no Subsidiary has been formed or acquired (or, if any such Subsidiary has been formed or acquired, the Borrower has complied with the requirements of subsection 5.10 with respect thereto, (ii) neither the Borrower nor any of its Subsidiaries has changed its name, its principal place of business, its chief executive office or the location of any material item of Collateral without complying with the requirements of this Agreement and the Security Documents with respect thereto, (iii) the Borrower and each of its Subsidiaries has observed or performed all of its covenants and other agreements, and satisfied every condition, contained in this Agreement and the other Loan Documents to be observed, performed or satisfied by it, and that such Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and setting forth its calculation of the covenants set forth in subsection 6.1, and (iv) all insurance required to be maintained pursuant to the Loan Documents (including any charter or lease of the Pincay) is in full force and effect;

          (b) not later than thirty days prior to the end of each fiscal year of each of the Borrower and DeepFlex Partners, a copy of the projections by the Borrower or DeepFlex Partners, as the case may be, of the cash projections of the Borrower and its Subsidiaries for the succeeding fiscal year, such projections to be accompanied by a certificate of a Responsible Officer to the effect that such projections have been prepared on the basis of sound financial planning practice and that such Officer has no reason to believe they are incorrect or misleading in any material respect;

          (c) within five days after the same are sent, copies of all financial statements and reports which the Borrower or any of its Subsidiaries sends to holders of its Capital Stock, and within five days after the same are filed, copies of all financial statements and reports which the Borrower may make to, or file with, the Securities and Exchange Commission or any successor or analogous Governmental Authority;

          (d) not later than the first Business Day of each fiscal month, commencing November 1, 1996, a statement setting forth its calculation of Excess Cash Flow for the preceding fiscal month;

          (e) not later than the first Business Day of each month, a non-default certificate from the chief financial officer of the Borrower, substantially in the form of Exhibit G hereto, which certificate shall also set forth the aggregate amount of unpaid Trade Expenses as of the last day of the prior month and the Trade Expenses projected to be incurred or created in the current month;

          (f) promptly, notice when the Pincay is not working for a period of at least 30 consecutive days;

          (g) at least three Business Days prior to the exercise of the TOFF Warrants, notice of the Borrower's intention to exercise such TOFF Warrants and the sources of funds therefor; and

          (h) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

          5.3 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the Borrower.

          5.4 Conduct of Business and Maintenance of Existence. Continue to engage in business of the same general type as now conducted by it and preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business except as otherwise permitted pursuant to subsection 6.5; comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, have a Material Adverse Effect.

          5.5 Maintenance of Property; Insurance. Keep all property useful and necessary in its business in good working order and condition; maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to each Lender, upon written request, full information as to the insurance carried.

          5.6 Inspection of Property; Books and Records; Discussions. Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities; and permit representatives of any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial and other condition of the Borrower and its Subsidiaries with officers and employees of the Borrower and its Subsidiaries and with its independent certified public accountants.

          5.7  Notices.  Promptly give notice to the
Administrative Agent and each Lender of:

          (a)  the occurrence of any Default or Event of Default;

          (b) any (i) default or event of default under any Contractual Obligation of the Borrower or any of its Subsidiaries or (ii) litigation, investigation or proceeding which may exist at any time between the Borrower or any of its Subsidiaries and any Governmental Authority, which in either case, if not cured or if adversely determined, as the case may be, could have a Material Adverse Effect;

          (c) any litigation or proceeding affecting the Borrower or any of its Subsidiaries in which the amount involved is $250,000 or more and not covered by insurance or in which injunctive or similar relief is sought;

          (d) the following events, as soon as possible and in any event within 30 days after the Borrower or any of its Subsidiaries knows or has reason to know thereof: (i) the occurrence or expected occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower, any of its Subsidiaries or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the terminating, Reorganization or Insolvency of, any Plan; and

          (e) any material adverse change in the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or of DeepFlex Partners.

     Each notice pursuant to this subsection shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto.

          5.8 Environmental Laws. (a) Comply with, and ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply with and maintain, and ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except where the failure to so obtain, comply or maintain would not have a Material Adverse Effect.

          (b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws.

          5.9 Further Assurances. Upon the request of the Administrative Agent, promptly perform or cause to be performed any and all acts and execute or cause to be executed any and all documents (including, without limitation, financing statements and continuation statements) for filing under the provisions of the Uniform Commercial Code or any other Requirement of Law which are necessary or advisable to maintain in favor of the Administrative Agent, for the benefit of the Lenders, Liens on the Collateral that are duly perfected in accordance with all applicable Requirements of Law.

          5.10 Additional Collateral. (a) With respect to any assets acquired after the Closing Date by the Borrower or any of its Subsidiaries that are intended to be subject to the Lien created by any of the Security Documents but which are not so subject (other than (i) any assets described in paragraph (b) of this subsection or (ii) any assets described in paragraph (f) of this subsection), promptly (and in any event within 30 days after the acquisition thereof): (i) execute and deliver to the Administrative Agent or Collateral Agent, as appropriate, such amendments to the relevant Security Documents or such other documents as the Lenders shall deem necessary or advisable to grant to the Administrative Agent or Collateral Agent a Lien on such assets, (ii) take all actions necessary or advisable to cause such Lien to be duly perfected in accordance with all applicable Requirements of Law, including, without limitation, the filing of financing statements in such jurisdictions as may be requested by the Administrative Agent, and (iii) if requested by the Administrative Agent or Collateral Agent, deliver to the Administrative Agent or Collateral Agent legal opinions relating to the matters described in clauses (i) and (ii) immediately preceding, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent or Collateral Agent.

          (b) With respect to any Capital Stock acquired after the date hereof (unless doing so would result in a pledge of more than 65% of the Capital Stock of a Foreign Subsidiary), promptly upon the request of the Administrative Agent: (i) execute and deliver to the Administrative Agent, for the benefit of the Lenders, a new pledge agreement or such amendments to the Pledge Agreement as the Administrative Agent shall deem necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a Lien on such Capital Stock which is owned by the Borrower or any of its Subsidiaries, (ii) deliver to the Administrative Agent (A) the certificates representing such Capital Stock, together with undated stock powers executed and delivered in blank by a duly authorized officer of the Borrower or such Subsidiary, as the case may be or (B) if such Capital Stock is issued by or in respect of a partnership or limited liability company, a Transaction Statement in the form of Exhibit A to the Pledge Agreement confirming that such issuer has registered the pledge of its Capital Stock on its books, (iii) if the Capital Stock is issued or acquired by a Subsidiary of the Borrower acquired or created after the Closing Date, cause such new Subsidiary (A) to execute and deliver to the Administrative Agent a new security agreement, in each case pursuant to documentation which is in form and substance satisfactory to the Administrative Agent, and (B) to take all actions necessary or advisable to cause the Lien created by such new security agreement to be duly perfected in accordance with all applicable Requirements of Law, including, without limitation, the filing of financing statements in such jurisdictions as may be requested by the Administrative Agent and (iv) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described in clauses (i), (ii) and (iii) immediately preceding, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent, provided that his paragraph (b) shall not apply to any Capital Stock or Subsidiary acquired by the Borrower after the date hereof, the acquisition of which was financed by DeepTech.

          (c) In the event the Borrower receives additional PIK Notes (i) in lieu of payment of interest on the Pledged PIK Notes, (ii) as the result of a Permitted Investment (other than a Permitted Investment financed by DeepTech) or (iii) for any other reason (other than in lieu of payment of interest on the Highwood PIK Notes), promptly deliver such additional PIK Notes to the Administrative Agent for the ratable benefit of the Lenders as additional collateral under the Pledge Agreement.

          (d) In the event that the Borrower purchases or otherwise acquires any TOFF Capital Stock, deliver the "Non-DeepTech Portion" of such TOFF Capital Stock to the Administrative Agent as additional collateral under the Pledge Agreement which shall constitute part of the Pledged Stock (as defined therein). As used in this paragraph, the Non-DeepTech Portion of any TOFF Capital Stock refers to so much of any such TOFF Capital Stock as is not financed by DeepTech and pledged to DeepTech to secure such financing.

          (e) In the event that the Borrower uses the proceeds of the Loans to maintain or improve an asset directly owned by the Borrower on the date of this Agreement, the Borrower shall take whatever action may be necessary to grant the Administrative Agent a security interest in such asset.

          (f) Notwithstanding the foregoing, the Borrower shall not be required to pledge as Collateral (i) any Capital Stock or assets of FPS II or FPS III existing on the Closing Date or (ii) any Permitted Investment financed by DeepTech to the extent of such financing; provided that this clause (ii) shall not apply to any Permitted Investment that would be included within the definition of "Pincay".

          5.11 United States Ship Mortgage. No later than seven days after the Closing Date, cause DeepFlex Partners to execute and deliver a ship mortgage under the laws of the United States to secure the Pledged PIK Notes in favor of the Borrower or the Collateral Agent, such ship mortgage to be satisfactory in form and substance to the Lenders.

          5.12  Pledged Account Agreement.  No later than March
1, 1996, execute and deliver and cause the Pledged Account Bank to execute and deliver, the Pledged Account Agreement.


                 SECTION 6.  NEGATIVE COVENANTS

          The Borrower hereby agrees that, so long as any amount is owing to any Lender or the Administrative Agent hereunder or under any other Loan Document, the Borrower shall not directly or indirectly:

          6.1  Financial Condition Covenants.

          (a)  Maintenance of Working Capital.  Permit the
Current Ratio at any time to be less than 3.0 to 1.0.

          (b) Maintenance of Net Worth. Permit Net Worth at any time to be less than $25,000,000 prior to December 31, 1996 and $23,000,000 thereafter.

          (c) Interest Coverage. Permit for any period of three consecutive fiscal months commencing on or after May 1, 1996 the ratio of (i) the Borrower's cash receipts (excluding receipts related to the sale or refinancing of any asset that is not Collateral) for such period minus the Borrower's cash operating expenses (before interest expense) for such period to (ii) the Borrower's cash interest expense for such period, including, for purposes of this clause (ii), interest paid in cash by the Borrower on the Wilrig Indebtedness and, at any time prior to the first day after the date hereof that the Treasure Searcher is subject to charter, lease or similar hire interest paid in cash by the Borrower in respect of the Highwood Indebtedness, to be less than 1.50 to 1.00.

          6.2 Limitation on Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

          (a)  Indebtedness of the Borrower under this Agreement;

          (b) Indebtedness outstanding on the date hereof and listed on Schedule 6.2 as in effect on the date hereof and without giving effect to any amendments, refinancings, refundings, renewals or extensions thereof; and

          (c) Indebtedness of the Borrower to DeepTech (i) arising as a result of intercompany overhead charges not to exceed $3,500,000 in the aggregate, (ii) arising as a result of, and as consideration for, a transfer of cash or tangible assets to the Borrower, (iii) in the form of payment in kind interest on the DeepTech Note to effect payment of interest owed to DeepTech and (iv) to acquire Permitted Investments, provided, however, in the case of clauses (ii) and (iv) such Indebtedness does not exceed the lesser of fair market value of such asset and the purchase price of the relevant asset; and provided, further, that all such Indebtedness matures no earlier than November 1, 2000, is payable solely in kind and is subject to the Subordination Agreement.

          6.3 Limitation on Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, except for:

          (a) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP;

          (b)  carriers', warehousemen's, mechanics',
     materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings;

          (c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

          (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

          (e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or such Subsidiary;

          (f)  Liens in existence on the date hereof listed on
     Schedule 6.3, securing Indebtedness permitted by subsection 6.2(b); provided that no such Lien is spread to cover any additional property (other than Highwood PIK Notes issued in lieu of payment of cash interest on Highwood PIK Notes) after the Closing Date and that the amount of Indebtedness secured thereby is not increased (except in accordance with the terms thereof as in effect on the Closing Date);

          (g) Liens in favor of DeepTech on assets other than Collateral which secure Indebtedness permitted by Section
     6.2(c) provided that such Liens cover only the assets acquired by such Indebtedness; and

          (h)  Liens created pursuant to the Security Documents.

          6.4 Limitation on Guarantee Obligations. Create, incur, assume or suffer to exist any Guarantee Obligation except:

          (a) Guarantee Obligations in existence on the date hereof and listed on Schedule 6.4 but not any amendments, refinancings, refundings, renewals or extensions thereof;

          (b) unsecured Guarantee Obligations of the Borrower in respect of obligations of a joint venture which is a Permitted Investment incurred to obtain financing for a Permitted Investment in such joint venture, provided that the Borrower may not guarantee more than its ratable share of the guaranteed obligations, based on its percentage equity interest in such joint venture;

          (c) subordinated Guarantee Obligations of the Borrower under the Subordinated Guarantees as defined in the Intercreditor Agreement; and

          (d) Guarantee Obligations under the Highwood Guarantee and the Highwood Master Agreement as in effect on the date hereof.

          6.5 Limitation on Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets, or make any material change in its present method of conducting business.

          6.6 Limitation on Sale of Assets. Convey, sell, lease, assign, transfer or otherwise dispose of any of its property, business or assets (including, without limitation, receivables and leasehold interests), whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of or interests in such Subsidiary's Capital Stock to any Person other than the Borrower or any wholly owned Subsidiary, except:

          (a) the sale or other disposition of obsolete or worn out property not constituting Collateral in the ordinary course of business;

          (b) the sale or other disposition of any property (other than Collateral) for fair market value (as determined by the Borrower's Board of Directors); provided that the net proceeds of each such transaction are applied to the prepayment of the Loans to the extent required under Section 2.4; and

          (c) the sale or other disposition of Capital Stock of any Subsidiary not constituting Collateral for the fair market value thereof; provided that Borrower maintains at least a 50% voting interest in such Subsidiary.

          6.7  INTENTIONALLY OMITTED.

          6.8 Limitation on Dividends. Declare or pay any dividend on or distribution in respect of, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of or any interests in any class of Capital Stock of the Borrower or any of its Subsidiaries or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, either directly or indirectly, whether in cash or property or in obligations of the Borrower.

          6.9 Limitation on Investments, Loans and Advances. Make any advance, loan, extension of credit or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or make any other investment in, any Person, or create or acquire any Subsidiary, except:

          (a) extensions of trade credit in the ordinary course of business;

          (b)  investments in Cash Equivalents; and

          (c)  Permitted Investments;

provided that the Borrower may only make investments in Deepwater Drillers L.L.C. and Highwood after the date hereof in the form of senior loans and the Borrower may not exercise any buy/sell rights with respect to Deepwater Drillers L.L.C. or Highwood.

          6.10 Limitation on Optional Payments and Modifications of Debt Instruments. (a) Make any optional payment or prepayment on or redemption or purchase of any Indebtedness (other than the Loans) or Guarantee Obligations, except to the extent of proceeds from any asset sale, assignment, lease, or other disposition of any asset (including insurance and condemnation proceeds) not required to be applied to the Loans pursuant to subsection 2.4, (b) amend, modify or change, or consent or agree to any amendment, modification or change to, any of the terms of any Indebtedness or Guarantee Obligations, including the Highwood Loan Documents and the Wilrig Loan Documents (other than any such amendment, modification or change which would extend the maturity or reduce the amount of any payment of principal thereof or which would reduce the rate or extend the date for payment of interest thereon), or (c) amend, modify or change, or consent or agree to any amendment, modification or change to, any of the terms of the Charter, the Partnership Agreement, the Limited Liability Company Agreement of DeepFlex General Partner dated March 24, 1995, the Wilrig Loan Documents, the DeepTech Note or any other Loan Document.

          6.11  Limitation on Transactions with Affiliates.
Enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate unless such transaction is
(a) otherwise permitted under this Agreement, (b) in the ordinary course of the Borrower's or such Subsidiary's business and
(c) upon fair and reasonable terms no less favorable to the Borrower or such Subsidiary, as the case may be, than it would obtain in a comparable arm's length transaction with a Person which is not an Affiliate, provided that (i) this subsection 6.11 shall not prohibit the performance of the transactions described in Schedule 6.11 and (ii) upon entering into any transaction with an Affiliate the value of which exceeds $1,000,000, the Borrower must deliver a certificate to the Administrative Agent certifying that such transaction complies with this subsection 6.11.

          6.12 Limitation on Sales and Leasebacks. Enter into any arrangement with any Person providing for the leasing by the Borrower or any Subsidiary of real or personal property which has been or is to be sold or transferred by the Borrower or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Borrower or such Subsidiary.

          6.13 Limitation on Changes in Fiscal Year. Permit the fiscal year of the Borrower to end on a day other than June 30.

          6.14 Limitation on Negative Pledge Clauses. Enter into with any Person any agreement, other than this Agreement and the Highwood Security Agreement permitted by this Agreement (in which cases, any prohibition or limitation shall only be effective against the assets financed thereby), which prohibits or limits the ability of the Borrower or any of its Subsidiaries to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired.

          6.15 Limitation on Lines of Business. Enter into any business, either directly or through any Subsidiary, except for those businesses in which the Borrower and its Subsidiaries are engaged on the date of this Agreement.

          6.16 Extension of Charter Condition. (a) Permit the extension of the date for compliance with the Charter Condition
(as defined in the Partnership Agreement) under Article 9.3 of the Partnership Agreement beyond December 31, 1996.

          (b) In the event the Charter Condition is not satisfied by December 31, 1996, fail to exercise its option to dissolve the Partnership pursuant to subsection 9.3 of the Partnership Agreement and cause the Pincay to be transferred to the Borrower, subject to the Ship Mortgage, provided, however, that in lieu of dissolving DeepFlex Partners, with the prior written consent of each Lender, the Borrower may acquire all of the direct and indirect general and limited partnership interests of Coflexip in DeepFlex Partners and all of the Capital Stock of DeepFlex General Partner owned by Coflexip and grant a first priority security interest in and pledge of such interests and Capital Stock to the Administrative Agent and provided, further, the Borrower will not exercise such option if it has been directed not to do so by the Lenders. In the event that DeepFlex Partners is dissolved pursuant to subsection 9.3 of the Partnership Agreement or otherwise, the Borrower will, prior to or simultaneously with the transfer of the Pincay to the Borrower in connection therewith, cause the Pincay to be made subject to a Ship Mortgage in form and substance satisfactory to the Lenders executed and delivered by the Borrower to secure payment of the Obligations. Such Ship Mortgage shall be accompanied by (i) such legal opinions from counsel and covering topics specified by the Lenders and shall be satisfactory in form and substance to the Lenders and (ii) consents, certificates and other documents as are then requested by the Administrative Agent. In the event of any such dissolution of the Partnership the Pledged PIK Notes shall not be deemed to be paid, satisfied or cancelled unless and until the Pledged PIK Notes (including unpaid accrued interest thereon) are paid in full in cash. It is the intention of the Borrower, DeepFlex Partners and the Lenders that the Pincay be continuously secured by a Ship Mortgage. The Borrower acknowledges and confirms that any return of the Pincay to it pursuant to subsection 9.3 of the Partnership Agreement or otherwise shall constitute a receipt of proceeds of Collateral under the Borrower Security Documents and that the Administrative Agent shall have a perfected security interest in and lien on the Pincay if and when it is so returned to the Borrower.

          (c) Waive, defer or fail to enforce the performance of any obligation under the Partnership Agreement.

          6.17 Modification of PIK Notes. Consent or agree to any amendments, modification or change to any of the terms of, or cancellation or satisfaction of, any PIK Notes (other than satisfaction of the PIK notes pursuant to a dissolution of DeepFlex Partners pursuant to section 9.3 of the Partnership
Agreement in accordance with subsection 6.16(b) hereof).

          6.18  Limitations of DeepFlex Partners.  Permit
DeepFlex Partners to:

          (a) make any investment (including by acquisition of assets or Capital Stock) except in connection with the maintenance, preservation, upgrading and mobilizing of the Pincay;

          (b) issue, incur or assume any Indebtedness other than PIK Notes that are identical to the Pledged PIK Notes except as to date, payee and amount and except as permitted by paragraph (c) below; or issue any PIK Notes (other than Pledged PIK Notes or PIK Notes issued in lieu of payment of PIK Notes) for other than cash in an amount equal to the principal amount of such PIK Notes;

          (c) issue or become liable in respect of any Indebtedness which is senior to the PIK Notes unless the Borrower delivers to the Administrative Agent additional collateral satisfactory to the Required Lenders;

          (d) sell the Pincay or any substantial portion thereof unless the Obligations are simultaneously repaid in full;

          (e) permit the Pincay to be chartered, leased or used by a third-party unless the in operation day rate thereunder is at least $50,000 and the in operation net return to DeepFlex Partners thereunder is at least $20,000 per day;

          (f) permit any payments to be made on any of the PIK Notes (other than the Pledged PIK Notes) except by the issuance of additional PIK Notes, other than from the proceeds of a sale of the Pincay, in which case all PIK Notes (including the Pledged PIK Notes) required to be repaid from such proceeds shall be repaid ratably based on the respective principal amounts thereof; fail to remit to the Borrower, whether as payment of PIK Notes or otherwise, cash held by or paid to the DeepFlex Partners as frequently as possible pursuant to the terms of the Partnership Agreement;

          (g)  issue, incur or assume any Guarantee Obligations;

          (h) create, incur, assume or suffer to exist any Lien upon its property, assets or revenues, whether now owned or hereafter acquired, except for:

                         (i)    Liens for taxes not yet due or
          which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of DeepFlex Partners in conformity with GAAP;

                         (ii)   carriers', warehousemen's,
          mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings;

                         (iii)       pledges or deposits in
          connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

                         (iv)   deposits to secure the
          performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

                         (v)    Liens created pursuant to the
          Security Documents;

                         (vi)   Liens on the Pincay created by a
          ship mortgage substantially similar to the Ship Mortgage securing PIK Notes pledged to Highwood on an equal and ratable basis with the Ship Mortgage provided that the Administrative Agent has reviewed such ship mortgage and determined that such ship mortgage is substantially similar to the Ship Mortgage prior to the recording thereof and provided further that the intercreditor provisions relating to such ship mortgage are satisfactory to the Administrative Agent;

          (i) except for liquidations into the Borrower pursuant to subsection 6.16, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets, or make any material change in its present method of conducting business;

          (j) except for transfers of assets to the Borrower pursuant to subsection 6.16, convey, sell, lease, assign, transfer or otherwise dispose of any of its property, business or assets (including, without limitation, receivables and leasehold interests), whether now owned or hereafter acquired, except the sale or other disposition of obsolete or worn out property not constituting Collateral in the ordinary course of business;

          (k) declare or pay any dividend on or distribution in respect of, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of or any interests in any class of Capital Stock of DeepFlex Partners or any warrants or options to purchase any such Capital Stock, whether now or hereafter outstanding, either directly or indirectly, whether in cash or property or in obligations of DeepFlex Partners;

          (l) (i) make any optional payment or prepayment on or redemption or purchase of any Indebtedness (other than the Pledged PIK Notes) or Guarantee Obligations, (ii) amend, modify or change, or consent or agree to any amendment, modification or change to, any of the terms of any Indebtedness or Guarantee Obligations, other than the Pledged PIK Notes (other than any such amendment, modification or change which would extend the maturity or reduce the amount of any payment of principal thereof or which would reduce the rate or extend the date for payment of interest thereon), or (iii) amend, modify or change, or consent or agree to any amendment, modification or change to, any of the terms of the Charter, the Partnership Agreement, the PIK Notes or any other Loan Document;

          (m) enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, (b) in the ordinary course of DeepFlex Partners' business and (c) upon fair and reasonable terms no less favorable to DeepFlex Partners than it would obtain in a comparable arm's length transaction with a Person which is not an Affiliate, provided that this paragraph (m) shall not prohibit the performance of the transactions described in
     Schedule 6.11; provided DeepFlex Partners may pay the Highwood PIK Notes in cash on a ratable basis if more than $10,000,000 of the Pledged PIK Notes are foreclosed on and a pledgee of the Borrower becomes the owner thereof;

          (n) enter into any arrangement with any Person providing for the leasing by DeepFlex Partners of real or personal property which has been or is to be sold or transferred by DeepFlex Partners to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of DeepFlex Partners;

          (o) permit the fiscal year of DeepFlex Partners to end on a day other than December 31;

          (p) enter into with any Person any agreement, other than Loan Documents, which prohibits or limits the ability of DeepFlex Partners to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired;

          (q) enter into any business, either directly or through any Subsidiary, except for those businesses in which DeepFlex Partners is engaged on the date of this Agreement;

          (r)  permit the aggregate amount of unpaid Trade
     Expenses to exceed $1,500,000 at any time;

          (s) permit any change in the structure, operation or use of the Pincay.

          6.19  DeepFlex General Partner.  Permit DeepFlex
General Partner to create, incur, assume or suffer to exist any Indebtedness, Contingent Obligations or Liens or engage in any business or activity other than acting as sole general partner of DeepFlex Partners.


                 SECTION 7.  EVENTS OF DEFAULT

          If any of the following events shall occur and be continuing:

          (a) The Borrower shall fail to pay any principal of any Loan when due in accordance with the terms thereof or hereof; or the Borrower shall fail to pay any interest on any Loan, or any other amount payable hereunder, within five days after any such interest or other amount becomes due in accordance with the terms thereof or hereof; or

          (b) Any representation or warranty made or deemed made by the Borrower or any other Loan Party herein or in any other Loan Document or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

          (c) The Borrower or any other Loan Party shall default in the observance or performance of any agreement contained in (i) Section 6, Section 9.18, Section 5 of the Pledge Agreement, Section 4.4, 5.5 or 6.4 of the Security Agreements or (ii) the Ship Mortgage beyond the grace period provided therein for such defaults; or

          (d) The Borrower or any other Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after the Borrower becomes aware thereof or a Lender notifies the Borrower thereof; or

          (e) (i) The Borrower or any of its Subsidiaries or DeepTech shall (A) default in any payment of principal of or interest of any Indebtedness (other than the Loans) or in the payment of any Guarantee Obligation, beyond the period of grace (not to exceed 30 days), if any, provided in the instrument or agreement under which such Indebtedness or Guarantee Obligation was created, having an aggregate principal amount of more than $100,000; or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or Guarantee Obligation or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or such Guarantee Obligation to become payable; or (ii) any default shall occur with respect to any of the Highwood Indebtedness or the Wilrig Indebtedness which entitles the holder to accelerate the maturity thereof; or

          (f) (i) The Borrower or any of its Subsidiaries or the Charterer or DeepTech shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower or any of its Subsidiaries or the Charterer or DeepTech shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Borrower or any of its Subsidiaries or the Charterer or DeepTech any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Borrower or any of its Subsidiaries or the Charterer or DeepTech any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Borrower or any of its Subsidiaries or the Charterer or DeepTech shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Borrower or any of its Subsidiaries or the Charterer or DeepTech shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

          (g) (i) Any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of the Borrower or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA,
     (v) the Borrower or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could have a Material Adverse Effect; or

          (h) One or more judgments or decrees shall be entered against the Borrower or any of its Subsidiaries involving in the aggregate a liability (not paid or fully covered by insurance) of $100,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof; or

          (i) (i) Any of the Security Documents shall cease, for any reason, to be in full force and effect, or the Borrower or any other Loan Party which is a party to any of the Security Documents shall so assert or (ii) the Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby; or

          (j) The Tatham Guarantee shall cease, for any reason, to be in full force and effect or Tatham shall so assert; or

          (k)  a Change of Control shall occur; or

          (l) the Charterer or DeepFlex Partners shall default in the performance of any of its material obligations under the Charter;

          (m) Tatham shall (i) default in any payment of principal of or interest of any Indebtedness or in the payment of any Guarantee Obligation, beyond the period of grace (not to exceed 30 days), if any, provided in the instrument or agreement under which such Indebtedness or Guarantee Obligation was created, having an aggregate principal amount of more than $2,000,000; or (ii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or Guarantee Obligation or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or such Guarantee Obligation to become payable;

          (n) An event or condition shall occur which has a Material Adverse Effect;

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) of this Section with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement shall immediately become due and payable, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived.


              SECTION 8.  THE ADMINISTRATIVE AGENT

          8.1 Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other
powers as are reasonably incidental thereto.   Notwithstanding
any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

          8.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in-fact selected by it with reasonable care.

          8.3  Exculpatory Provisions.  Neither the
Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except for its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

          8.4  Reliance by Administrative Agent.  The
Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any Note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Borrower or any other Loan Party), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

          8.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

          8.6 Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereafter taken, including any review of the affairs of the Borrower or any other Loan Party, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower or any other Loan Party and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrower and each other Loan Party. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

          8.7 Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Commitment Percentages in effect on the date on which indemnification is sought, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent's gross negligence or willful misconduct. The agreements in this subsection shall survive the payment of the Loans and all other amounts payable hereunder.

          8.8 Administrative Agent in Its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Borrower or any other Loan Party as though the Administrative Agent were not the Administrative Agent hereunder and under the other Loan Documents. With respect to the Loans made by it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

          8.9  Successor Administrative Agent.  The
Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent (provided that it shall have been approved by the Borrower), shall succeed to the rights, powers and duties of the Administrative Agent hereunder. Effective upon such appointment and approval, the term "Administrative Agent" shall mean such successor agent, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

          8.10 Collateral Agent. The standards of care and other provisions of this Section 8 shall apply to the Collateral Agent under the DeepFlex Partners Security Documents, as such provisions are incorporated thereunder. The Borrower appoints the Collateral Agent to act on its behalf and as its agent under the DeepFlex Partners Security Agreement and the Ship Mortgage.

          8.11 Conflicting Instructions. In the event that the Administrative Agent or the Collateral Agent receives conflicting instructions from two groups of Lenders each of which has aggregate Commitment Percentages of 50%, the Administrative Agent or the Collateral Agent, as the case may be, may refuse to act on the basis of any such instructions until it reasonably believes that such groups have resolved such conflict, provided that the Administrative Agent shall accelerate repayment of the Loans in accordance with Section 7 if instructed to do so by one such group.


                   SECTION 9.  MISCELLANEOUS

          9.1 Amendments and Waivers. Neither this Agreement nor any other Loan Document (other than the Tatham Guarantee, which may be amended, modified or supplemented in accordance with the terms thereof), nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this subsection. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the applicable Loan Parties written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of such Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (i) reduce the amount or extend the scheduled date of maturity of any Loan or of any scheduled installment thereof, or reduce the stated rate of any interest or fee payable hereunder or extend the scheduled date of any payment thereof, in each case without the consent of each Lender affected thereby, or
(ii) amend, modify or waive any provision of this subsection or reduce the percentage specified in the definition of Required Lenders, or consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, in each case without the written consent of all the Lenders, or (iii) amend, modify or waive any provision of
Section 8 without the written consent of the then Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Borrower, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Borrower, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

          9.2 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) in the case of delivery by hand, when delivered, (b) in the case of delivery by mail, three days after being deposited in the mails, postage prepaid, or (c) in the case of delivery by facsimile transmission, when sent and receipt has been confirmed, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in Schedule I in the case of the other parties hereto, or to such other address as may be hereafter notified by the respective parties hereto:

    The Borrower or any of its Subsidiaries:
                         c/o DeepTech International Inc.
                         7500 Texas Commerce Tower
                         600 Travis Street
                         Houston, Texas  77002
                         Attention: Thomas P. Tatham
                         and Donald V. Weir
                         Fax: (713) 224-7574

    With a copy to:      Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1900 Pennzoil Place - South Tower
                         711 Louisiana Street
                         Houston, Texas  77002
                         Attention: Rick L. Burdick
                         Fax: (713) 236-0822

    The Administrative
     Agent:              Citicorp USA, Inc.
                         153 E. 53rd Street
                         Floor 5, Zone 3
                         New York, New York  10022
                         Attention: Vice President
                         Fax: (212) 793-7964

    Lehman Commercial    Lehman Commercial Paper Inc.
     Paper Inc., as      3 World Financial Center
     a Lender            9th Floor
                         New York, New York 10285
                         Attention: Michele Swanson
                         Fax: (212) 528-0819

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders pursuant to subsection 2.2 or
2.4 shall not be effective until received.

          9.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

          9.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

          9.5 Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all its out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent, (b) to pay or reimburse each Lender and the Administrative Agent for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including, without limitation, the fees and disbursements of counsel (including the allocated fees and expenses of in-house counsel) to each Lender and of counsel to the Administrative Agent, (c) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement and the other Loan Documents and any such other documents and the use of the proceeds of the Loans, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Borrower, any of its Subsidiaries or any of the Properties (all the foregoing in this clause (d), collectively, the "indemnified liabilities"), provided that the Borrower shall have no obligation hereunder to the Administrative Agent or any Lender with respect to indemnified liabilities arising from the gross negligence or willful misconduct of the Administrative Agent or any such Lender. The agreements in this subsection shall survive repayment of the Loans and all other amounts payable hereunder.

          9.6 Successors and Assigns; Participations and Assignments. (a) This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lenders, the Administrative Agent and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender.

          (b) Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender or any other interest of such Lender hereunder and under the other Loan Documents. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Loan for all purposes under this Agreement and the other Loan Documents, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents.
No Lender shall be entitled to create in favor of any Participant, in the participation agreement pursuant to which such Participant's participating interest shall be created or otherwise, any right to vote on, consent to or approve any matter relating to this Agreement or any other Loan Document except for those specified in clauses (i) and (ii) of the proviso to subsection 9.1. The Borrower agrees that if amounts outstanding under this Agreement are due or unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall, to the maximum extent permitted by applicable law, be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement, provided that, in purchasing such participating interest, such Participant shall be deemed to have agreed to share with the Lenders the proceeds thereof as provided in subsection 9.7(a) as fully as if it were a Lender hereunder. The Borrower also agrees that each Participant shall be entitled to the benefits of subsections 2.8, 2.9 and 2.10 with respect to its participation in the Loans outstanding from time to time as if it was a Lender; provided that, in the case of subsection 2.9 such Participant shall have complied with the requirements of said subsection and provided, further, that no Participant shall be entitled to receive any greater amount pursuant to any such subsection than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

          (c) Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time and from time to time assign to any Lender or any affiliate thereof or, with the consent of the Administrative Agent (which shall not be unreasonably withheld), to an additional bank or financial institution (an "Assignee") all or any part of its rights and obligations under this Agreement and the other Loan Documents pursuant to an Assignment and Acceptance, substantially in the form of Exhibit I, executed by such Assignee, such assigning Lender (and, in the case of an Assignee that is not then a Lender or an affiliate thereof, by the Administrative Agent) and delivered to the Administrative Agent for its acceptance and recording in the Register, provided that, in the case of any such assignment to an additional bank or financial institution, the aggregate principal amount of the Loans being assigned and, if such assignment is of less than all of the rights and obligations of the assigning Lender, the aggregate principal amount of the Loans remaining with the assigning Lender are each not less than $1,000,000 (or such lesser amount as may be agreed to by the Borrower and the Administrative Agent). Upon such execution, delivery, acceptance and recording, from and after the effective date determined pursuant to such Assignment and Acceptance, (x) the Assignee thereunder shall be a party hereto and, to the extent provided in such Assignment and Acceptance, have the rights and obligations of a Lender hereunder, and (y) the assigning Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such assigning Lender shall cease to be a party hereto).

          (d) The Administrative Agent, on behalf of the Borrower, shall maintain at the address of the Administrative Agent referred to in subsection 9.2 a copy of each Assignment and Acceptance delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the principal amounts of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Administrative Agent and the Lenders may (and, in the case of any Loan or other obligation hereunder not evidenced by a Note, shall) treat each Person whose name is recorded in the Register as the owner of a Loan or other obligation hereunder as the owner thereof for all purposes of this Agreement and the other Loan Documents, notwithstanding any notice to the contrary. Any assignment of any Loan or other obligation hereunder not evidenced by a Note shall be effective only upon appropriate entries with respect thereto being made in the Register. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

          (e) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an Assignee (and, in the case of an Assignee that is not then a Lender or an affiliate thereof, by the Administrative Agent) together with payment to the Administrative Agent of a registration and processing fee of $2,000, the Administrative Agent shall (i) promptly accept such Assignment and Acceptance and (ii) on the effective date determined pursuant thereto record the information contained therein in the Register and give notice of such acceptance and recordation to the Lenders and the Borrower.

          (f) The Borrower authorizes each Lender to disclose to any Participant or Assignee (each, a "Transferee") and any prospective Transferee, subject to the provisions of subsection 9.15, any and all financial information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

          (g) For avoidance of doubt, the parties to this Agreement acknowledge that the provisions of this subsection concerning assignments of Loans and Notes relate only to absolute assignments and that such provisions do not prohibit assignments creating security interests, including, without limitation, any pledge or assignment by a Lender of any Loan or Note to any Federal Reserve Bank in accordance with applicable law.

          (h) Notwithstanding the foregoing, a Lender may assign its Loans to DeepTech as the purchase price for the exercise of its Warrants pursuant to the Warrant Agreement, provided that no Loan held by DeepTech or any of its Affiliates shall be deemed to be outstanding for any voting purposes.

          9.7 Adjustments; Set-off. (a) If any Lender (a "benefitted Lender") shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon (other than as a result of payments made by Tatham pursuant to the Tatham Guarantee), such benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefitted Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

          (b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency or Affiliate thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

          9.8 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

          9.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          9.10 Integration. This Agreement and the other Loan Documents represent the agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

          9.11  GOVERNING LAW.  THIS AGREEMENT AND THE RIGHTS AND
OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE
STATE OF NEW YORK.

          9.12  Submission To Jurisdiction; Waivers.  The
Borrower hereby irrevocably and unconditionally:

          (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgement in respect thereof, to the non-exclusive general jurisdiction of the Courts of the State of New York, the courts of the United States of America for the Southern District of
     New York, and appellate courts from any thereof;

          (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

          (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower or its Subsidiaries at its address set forth in subsection 9.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

          (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

          (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this subsection any special, exemplary, punitive or consequential damages.

          9.13  Acknowledgements.  The Borrower hereby
acknowledges that:

          (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan
     Documents;

          (b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower or Deepflex Partners arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent and Lenders, on one hand, and the Borrower or Deepflex Partners, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

          (c)  no joint venture is created hereby or by the other
     Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower, Deepflex Partners and the Lenders.

          9.14  WAIVERS OF JURY TRIAL.  THE BORROWER, THE
ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND
UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR
PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT
AND FOR ANY COUNTERCLAIM THEREIN.

          9.15 Confidentiality. (a) Each Lender agrees to keep confidential all non-public information provided to it by the Borrower pursuant to this Agreement that is designated by the Borrower in writing as confidential; provided that nothing herein shall prevent any Lender from disclosing any such information (i) to the Administrative Agent or any other Lender, (ii) to any Transferee which receives such information having been made aware of the confidential nature thereof, (iii) to its employees, directors, agents, attorneys, accountants and other professional advisors, (iv) upon the request or demand of any Governmental Authority having jurisdiction over such Lender, (v) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law,
(vi) which has been publicly disclosed other than in breach of this Agreement, or (vii) in connection with the exercise of any remedy hereunder.

          (b) The Borrower agrees that, except as the Borrower may reasonably believe to be prudent to comply with any Requirement of Law, it will not permit DeepTech or TOFF to disclose the identity of Lehman Commercial Paper Inc. in any of its public filings.

          9.16 Other Matters Concerning the PIK Notes. It is expressly agreed and acknowledged that all payments made on the Pledged PIK Notes shall be deemed to be applied first to unpaid accrued interest thereon and then to principal thereof.

          9.17 Usury Savings Clause. It is the intention of the parties hereto to comply with applicable usury laws (now or hereafter enacted); accordingly, notwithstanding any provision to the contrary in this Agreement, the Notes, any of the other Loan Documents or any other document related hereto or thereto, in no event shall this Agreement or any such other document require the payment or permit the collection of interest in excess of the maximum amount permitted by such laws. If from any circumstances whatsoever, fulfillment of any provision of this Agreement, the Notes, any of the other Loan Documents or of any other document pertaining hereto or thereto, shall involve transcending the limit of validity prescribed by applicable law for the collection or charging of interest, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if form any such circumstances the Administrative Agent and the Lenders shall ever receive anything of value as interest or deemed interest by applicable law under this Agreement, the Notes, any of the other Loan Documents or any other document pertaining hereto or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing under the Loans or on account of any other indebtedness of the Borrower, and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of such indebtedness, such excess shall be refunded to the Borrower. In determining whether or not the interest paid or payable with respect to any indebtedness of the Borrower to the Administrative Agent and the Lenders, under any specified contingency, exceeds the Highest Lawful Rate (as hereinafter defined), the Borrower, the Administrative Agent and the Lenders shall, to the maximum extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, (c) amortize, prorate, allocate and spread the total amount of interest throughout the full term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by applicable law, and/or (d) allocate interest between portions of such indebtedness, to the end that no such portion shall bear interest at a rate greater than that permitted by applicable law.

          To the extent that Article 5069-1.04 of the Texas Revised Civil Statutes is relevant to the Administrative Agent and the Lenders for the purpose of determining the Highest Lawful Rate, the Administrative Agent and the Lenders hereby elect to determine the applicable rate ceiling under such Article by the indicated (weekly) rate ceiling form time to time in effect. Nothing set forth in this subsection 9.17 is intended to or shall limit the effect or operation of subsection 9.11.

          For purposes of this subsection 9.17, "Highest Lawful Rate" shall mean the maximum rate of nonusurious interest that may be contracted for, taken, reserved or received on the Loans under laws applicable to the Administrative Agent and the Lender.

          9.18 Bahamian Registration. The Borrower and DeepFlex Partners have requested that the Lenders consent to the registration and flagging (collectively, "Reregistration") of the Pincay under the laws of the Bahamas rather than the laws of the United States. The Lenders hereby consent to the Reregistration provided that the Borrower agrees, and agrees to cause DeepFlex Partners to comply, as follows:

          (a) The Reregistration shall take place in accordance with Bahamian law on or before the date which is 45 days after the Closing Date subject to the following conditions being met within 30 days:

                               (i) MARAD issues permission to
                    reflag the Pincay and copy of the transfer order evidencing such permission is provided to the Lenders within three Business Days after the receipt thereof;

                              (ii) DeepFlex Partners shall have
                    applied for a Letter of Convenience from the United States Coast Guard; and

                              (iii)     (A) an application to
                    register the Pincay under the laws of the Bahamas shall have been filed by or on behalf of DeepFlex Partners and (B) any inspections required to be completed in order to register the Pincay under the laws of the Bahamas shall have been satisfactorily completed.

          (b) At the time of the Reregistration, the Borrower will cause DeepFlex Partners to execute and deliver a Ship Mortgage covering the Pincay in favor of the Collateral Agent to secure the Pledged PIK Notes. Such Ship Mortgage will be satisfactory in form and substance to the Administrative Agent, will contain covenants, representations and defaults comparable to those discussed by the Borrower and the Administrative Agent prior to the date hereof and will provide, among other things, that payment of the Pledged PIK Notes may be accelerated if there is an actual or constructive total loss of the Pincay or if any Person commences any remedial action against the Pincay.

          (c) At the time of the Reregistration, the Ship Mortgage will be recorded in all appropriate offices, and all other actions shall have been taken and consents obtained, in order to create a first priority preferred mortgage Lien on the Pincay and the proceeds thereof as security for the Pledged PIK Notes, among other things.

          (d) The Pincay shall not be subject to any other Lien other than that created under the Ship Mortgage.

          (e) The Administrative Agent shall have received legal opinions from Akin, Gump, Strauss, Hauer & Feld, L.L.P., United States maritime counsel satisfactory to the Lenders and Graham, Thompson & Co., which collectively shall address, any other things: (i) the Pincay is owned by DeepFlex Partners and is subject to no Liens other than the Ship Mortgage; (ii) the Ship Mortgage has been duly executed and delivered by DeepFlex Partners and is a legal, valid, binding and enforceable obligation of DeepFlex Partners and the execution, delivery and performance of the Ship Mortgage do not violate any Contractual Obligations or Requirements of Law; (iii) the Ship Mortgage has been filed in all offices, and all other action has been taken and consents obtained, in order to create a first priority [preferred] mortgage Lien in favor of the Collateral Agent on the Pincay and the proceeds thereof as security for the Pledged PIK Notes; and (iv) the Ship Mortgage constitutes a "foreign ship mortgage" under the United States Ship Mortgage Act, as amended.

          (f) On or before the date which is 30 days after the Closing Date the Borrower will execute and deliver a Ship Mortgage covering the Pincay to secure the Obligations. Such Ship Mortgage will be satisfactory in form and substance to the Administrative Agent, will contain covenants, representations and defaults comparable to those contained in the Ship Mortgage delivered by DeepFlex Partners, mutatis mutandis, and will also contain a cross-default to defaults under this Agreement. Such Ship Mortgage will be undated and will be in recordable form under the laws of the Bahamas. Such Ship Mortgage will be recorded in the appropriate officers of the Bahamas at the time the Pincay is reconveyed to the Borrower.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                              DEEPFLEX PRODUCTION SERVICES, INC.


                              By:
                                   Name:
                                   Title:


                              CITICORP USA, INC.,
                                as Administrative Agent and as a
                              Lender


                              By:
                                   Name:
                                   Title:


                              LEHMAN COMMERCIAL PAPER INC.


                              By:
                                   Name:
                                   Title:





                                                                 Schedule I


                   COMMITMENTS AND ADDRESSES OF LENDERS



Lender and Address                            Term Loan

Citicorp USA, Inc.                        $6,000,000.00
153 E. 53rd Street
Floor 5, Zone 3
New York, New York  10022
Attention: Vice President
Fax: (212) 793-7964

Lehman Commercial Paper Inc.              $6,000,000.00
3 World Financial Center
New York, New York 10285
Attention: Michele Swanson
Fax:  (212) 528-0819
                                                               Schedule 3.1


              MATERIAL TRANSACTIONS SINCE SEPTEMBER 30, 1995


          1.   The transactions evidenced by the Highwood Loan
          Documents, including, the acquisition of Deepwater
          Drillers, L.L.C.

          2.   Advances to TOFF under the TOFF Bridge Facility.
          The TOFF Bridge Loan Facility was cancelled, and all amounts owed thereunder were paid, on February 9, 1996.


                                                     Schedule 3.6


                           LITIGATION

                              None


                                                    Schedule 3.16


         INDEBTEDNESS OF THE BORROWER TO BE REFINANCED


1.   The principal and accrued interest on that certain
     Promissory Note dated January 1, 1996 issued by Borrower payable to Thomas P. Tatham in the aggregate principal amount of $6,032,062.50.

2.   The principal and accrued interest on that certain
     Promissory Note dated January 1, 1996 issued by Borrower payable to Donald A. Sanders in the aggregate principal amount of $480,000.

3.   The principal and accrued interest on that certain
     Promissory Note dated January 1, 1996 issued by Borrower payable to John Drury in the aggregate principal amount of $160,000.


                                                    Schedule 3.17


                     ENVIRONMENTAL MATTERS

                              None


                                                     Schedule 6.2


                     EXISTING INDEBTEDNESS

1. Indebtedness to WilrigAS under the Wilrig Loan Documents as in effect on the Closing Date in the aggregate principal amount of $11,000,000 plus interest thereon and expenses and costs in connection therewith.

2. Senior Promissory Note issued by the Borrower payable to DeepTech in the aggregate principal amount of up to $40,000,000.

3.   Indebtedness to Highwood arising under the Highwood Loan
     Agreement, the Highwood Master Agreement, the Highwood
     Guaranty and the Highwood Security Agreement.
                                                     Schedule 6.3


                         EXISTING LIENS

1. Liens on (i) the subordinated Promissory Note dated December 5, 1995 issued by DeepFlex Partners payable to the Borrower in the aggregate principal amount of $3,087,500 and (ii) the semi-submersible drilling Rig the Treasure Searcher securing Indebtedness listed under item 3 of Schedule 6.2 to the Credit Agreement.

2. Liens on (i) the Highwood PIK Notes and (ii) the shares of common stock of FPS III, Inc., under the Highwood Security
     Agreement.


                                                     Schedule 6.4


                 EXISTING GUARANTEE OBLIGATIONS


1.   Guarantee Obligations arising under the Subordinated
     Guaranties, described in the Subordination Agreement.


                                                    Schedule 6.11


                EXISTING AFFILIATE TRANSACTIONS

1. Options to purchase up to an aggregate of 15% of the outstanding common stock of the Borrower issued to Messrs.
     Harvey Fleisher, Micheal Lam and Edward Moses.

2.   The transactions contemplated in the Highwood Master
     Agreement.
                                                   Execution Copy













                        CREDIT AGREEMENT


                              among


               DEEPFLEX PRODUCTION SERVICES, INC.,

                       The Several Lenders
                from Time to Time Parties Hereto


                               and


                       CITICORP USA, INC.
                     as Administrative Agent



                  Dated as of February 16, 1996



                       TABLE OF CONTENTS

                                                             Page


SECTION   1.   DEFINITIONS                                     1
          1.1  Defined Terms                                   1
          1.2  Other Definitional Provisions                  13

SECTION   2.   AMOUNT AND TERMS OF LOANS                      14
          2.1  Loans                                          14
          2.2  Procedure for Loan Borrowing                   14
          2.3  Repayment of Loans; Evidence of Debt           14
          2.4  Mandatory Prepayment; Optional Prepayments     15
          2.5  Interest Rate and Payment Dates                16
          2.6  Computation of Interest and Fees               16
          2.7  Pro Rata Treatment and Payments                16
          2.8  Requirements of Law                            17
          2.9  Taxes                                          18
          2.10  Agent's Fee                                   19
          2.11  Value of Warrants                             19

SECTION   3.   REPRESENTATIONS AND WARRANTIES                 19
          3.1  Financial Condition                            20
          3.2  No Change                                      21
          3.3  Corporate Existence; Compliance with Law       21
          3.4  Corporate Power; Authorization; Enforceable
          Obligations                                         21
          3.5  No Legal Bar                                   22
          3.6  No Material Litigation                         22
          3.7  No Default                                     22
          3.8  Ownership of Property; Liens                   22
          3.9  Intellectual Property                          22
          3.10  No Burdensome Restrictions                    23
          3.11  Taxes                                         23
          3.12  Federal Regulations                           23
          3.13  ERISA                                         23
          3.14  Investment Company Act; Other Regulations     23
          3.15  Subsidiaries                                  24
          3.16  Purpose of Loans                              24
          3.17  Environmental Matters                         24
          3.18  Wholly-Owned Subsidiary                       25
          3.19  Partnership Interests                         25
          3.20  Solvency                                      25
          3.21  Other Indebtedness                            26

SECTION   4.   CONDITIONS PRECEDENT                           26
          4.1  Conditions to Loans                            26

SECTION   5.   AFFIRMATIVE COVENANTS                          30
          5.1  Financial Statements of Borrower               30
          5.2  Certificates; Other Information                31
          5.3  Payment of Obligations                         32
          5.4  Conduct of Business and Maintenance of
          Existence                                           32
          5.5  Maintenance of Property; Insurance             32
          5.6  Inspection of Property; Books and Records;
          Discussions                                         32
          5.7  Notices                                        33
          5.8  Environmental Laws                             33
          5.9  Further Assurances                             34
          5.10  Additional Collateral                         34

SECTION   6.   NEGATIVE COVENANTS                             35
          6.1  Financial Condition Covenants                  35
          6.2  Limitation on Indebtedness                     36
          6.3  Limitation on Liens                            36
          6.4  Limitation on Guarantee Obligations            37
          6.5  Limitation on Fundamental Changes              38
          6.6  Limitation on Sale of Assets                   38
          6.7  INTENTIONALLY OMITTED                          38
          6.8  Limitation on Dividends                        38
          6.9  Limitation on Investments, Loans and
          Advances                                            38
          6.10  Limitation on Optional Payments and
          Modifications of Debt Instruments                   39
          6.11  Limitation on Transactions with Affiliates    39
          6.12  Limitation on Sales and Leasebacks            39
          6.13  Limitation on Changes in Fiscal Year          39
          6.14  Limitation on Negative Pledge Clauses         39
          6.15  Limitation on Lines of Business               40
          6.16  Extension of Charter Condition                40
          6.17  Modification of PIK Notes                     40
          6.18  Limitations of DeepFlex Partners              41

SECTION   7.    EVENTS OF DEFAULT                             43

SECTION   8.   THE ADMINISTRATIVE AGENT                       47
          8.1  Appointment                                    47
          8.2  Delegation of Duties                           47
          8.3  Exculpatory Provisions                         47
          8.4  Reliance by Administrative Agent               47
          8.5  Notice of Default                              48
          8.6  Non-Reliance on Administrative Agent and
          Other Lenders                                       48
          8.7  Indemnification                                49
          8.8  Administrative Agent in Its Individual
          Capacity                                            49
          8.9  Successor Administrative Agent                 49
          8.10  Collateral Agent                              50
          8.11  Conflicting Instructions                      50

SECTION   9.   MISCELLANEOUS                                  50
          9.1  Amendments and Waivers                         50
          9.2  Notices                                        51
          9.3  No Waiver; Cumulative Remedies                 52
          9.4  Survival of Representations and Warranties     52
          9.5  Payment of Expenses and Taxes                  52
          9.6  Successors and Assigns; Participations and
          Assignments                                         53
          9.7  Adjustments; Set-off                           55
          9.8  Counterparts                                   55
          9.9  Severability                                   56
          9.10  Integration                                   56
          9.11  GOVERNING LAW                                 56
          9.12  Submission To Jurisdiction; Waivers           56
          9.13  Acknowledgements                              57
          9.14  WAIVERS OF JURY TRIAL                         57
          9.15  Confidentiality                               57
          9.16  Other Matters Concerning the PIK Notes        57
          9.17  Usury Savings Clause                          58
          9.18  Bahamian Registration                         58


SCHEDULES

Schedule I          Commitments and Addresses of Lenders
Schedule 3.1        Material Transactions Since September 30, 1995
Schedule 3.6        Litigation
Schedule 3.16       Indebtedness of the Borrower to be Refinanced
Schedule 3.17       Environmental Matters
Schedule 6.2        Existing Indebtedness
Schedule 6.3        Existing Liens
Schedule 6.4        Existing Guarantee Obligations
Schedule 6.11       Existing Affiliate Transactions




EXHIBITS

A    Form of Note
B-1  Form of Borrower Security Agreement
B-2  Form of DeepFlex Partners Security Agreement
C    Form of Borrower Pledge Agreement
D    Form of DeepTech Warrant Agreement
E    Intentionally Omitted
F    Form of Tatham Guarantee
G    Form of Borrowing/Non-Default Certificate
H-1  Form of Opinion of Counsel to the Borrower
H-2  Form of Opinion of General Counsel to the Borrower
I    Form of Assignment and Acceptance
J    Form of Consent
K    Form of Intercreditor and Subordination Agreement
L    Form of Pledged Account Agreement



Exhibit 2






                 DEEPTECH WARRANT AGREEMENT


          WARRANT AGREEMENT, dated as of February 16, 1996 (the
"Agreement"), between DEEPTECH INTERNATIONAL INC., a Delaware corporation (the "Company"), and Lehman Commercial Paper Inc.
(the "Lender").


                   W I T N E S S E T H :


          WHEREAS, DeepFlex Production Services, Inc. (the "Borrower"), a wholly-owned subsidiary of the Company, certain lenders (including the Lender) and Citicorp USA, Inc., as Administrative Agent, are parties to the Credit Agreement dated as of February 16, 1996 (as the same may be amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), pursuant to which, among other things, such lenders (including the Lender) made term loans to the Borrower;

          WHEREAS, in order to induce the Lender to execute and deliver the Credit Agreement and to make such term loan to the Borrower the Company has agreed to execute and deliver this Agreement and to issue to the Lender the warrants hereinafter described;

          NOW, THEREFORE, in consideration of the premises herein contained the parties hereto agree as follows:


1.   DEFINITIONS

          As used in this Agreement the following terms have the respective meanings set forth below:

          "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company after the Closing
Date, other than Warrant Stock.

          "Affiliate" shall mean as to any Person (the "Primary Person"), any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, the Primary Person. For purposes of this definition, control of a Person shall mean the power, directly or indirectly, to (i) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (ii) direct or cause the direction of the management and policies of such Person whether by contract or otherwise.


          "Appraised Value" shall mean, in respect of any share of Common Stock on any date herein specified, the fair market value of such share of Common Stock (determined without giving effect to any discount for (i) a minority interest or (ii) any lack of liquidity of the Common Stock or to the fact that the Company may have no class of equity registered under the Exchange
Act) as of the last day of the most recent fiscal month to end within 60 days prior to such date specified, based on the quotient obtained by dividing (x) the value of the Company, as determined by an investment banking firm selected in accordance with the terms of Section 14, by (y) the number of Fully Diluted Outstanding shares of Common Stock.

          "Book Value" shall mean, in respect of any share of Common Stock on any date herein specified, the consolidated book value of the Company applicable to Common Stock as of the last day of the month immediately preceding such date, divided by the number of Fully Diluted Outstanding shares of Common Stock as determined in accordance with GAAP by a firm of independent certified public accountants of recognized national standing selected by the Company and reasonably acceptable to the Required Holders.

          "Business Day" shall mean any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

          "Closing Date" shall mean the date the Warrants are initially issued.

          "Commission" shall mean the Securities and Exchange
Commission or any other federal agency then administering the Securities Act and other federal securities laws.

          "Common Stock" shall mean the common stock, $.01 par value per share, of the Company, as constituted on the Closing Date, and any capital stock into which such Common Stock may thereafter be changed, and shall also include (i) capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption and (ii) shares of common stock of any successor or acquiring corporation (as defined in Section 4.8) received by or distributed to the holders of Common Stock of the Company in the circumstances contemplated by Section 4.8.

          "Contractual Obligation" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking for which such Person is a party or by which it or any of its property is bound.

          "Convertible Securities" shall mean evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Shares of Common Stock, either immediately or upon the occurrence of a specified date or a specified event.

          "Current Market Price" shall mean, in respect of any share of Common Stock on any date herein specified, (a) if there shall then be a public market for the Common Stock, the average of the daily market prices for 10 consecutive Business Days commencing 15 days before such date; the daily market price for each such Business Day being (i) the last sale price on such day on the principal stock exchange on which such Common Stock is then listed or admitted to trading, (ii) if no sale takes place on such day on any such exchange, the average of the last reported closing bid and asked prices on such day as officially quoted on any such exchange, (iii) if the Common Stock is not then listed or admitted to trading on any stock exchange, the average of the last reported closing bid and asked prices on such day in the over-the-counter market, as furnished by the National Association of Securities Dealers Automated Quotations System or the National Quotation Bureau, Inc., (iv) if neither such corporation at the time is engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business, or (v) if there is no such firm, as furnished by any member of the NASD selected mutually by the Required Holders and the Company or, if they cannot agree upon such selection, as selected by two such members of the NASD, one of which shall be selected by the Required Holders and one of which shall be selected by the Company; or (b) at any time prior to the time there is a public market for the Common Stock, the fair market value per share of Common Stock on such date as mutually determined in good faith by the Required Holders and the board of directors of the Company (determined without giving effect to any discount for a minority interest, any restrictions on transferability or any lack of liquidity of the Common Stock or to the fact that the Company has no class of equity registered under the Exchange Act), such fair market value to be determined by reference to the cash price that would be paid between a fully informed buyer and seller under no compulsion to buy or sell, provided that (i) if Current Market Price is being determined in connection with an issuance of shares of Common Stock, warrants, options or Convertible Securities solely to one or more Affiliates of the Company, then if so requested by the Required Holders, Current Market Price shall be the Appraised Value; and
(ii) Current Market Price shall never be less than Book Value.

          "Current Warrant Price" shall mean, in respect of a share of Common Stock at any date herein specified, $4.50 (which is the closing price per share of the Common Stock on January 22, 1996 as reported on the National Association of Securities Dealers Automated Quotation Systems), as adjusted pursuant to this Agreement.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

          "Exercise Period" shall mean the period during which the Warrants are exercisable pursuant to Section 2.2.

          "Expiration Date" shall mean July 15, 1997.

          "Fully Diluted Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, all shares of Common Stock Outstanding at such date and all shares of Common Stock issuable in respect of the Warrants and other options or warrants to purchase, or securities convertible into, shares of common stock outstanding on such date which would be deemed outstanding in accordance with GAAP for purposes of determining book value or net income per share.

          "GAAP" shall mean generally accepted accounting principles in the United States of America as from time to time in effect.

          "Holder" shall mean each Person in whose name the Warrants or any Warrant Stock are registered on the books of the Company maintained for such purpose.

          "NASD" shall mean the National Association of Securities Dealers, Inc., or any successor corporation thereto.

          "Other Property" shall have the meaning set forth in
Section 4.8.

          "Outstanding" shall mean, when used with reference to Common Stock, at any date as of which the number of shares thereof is to be determined, all issued shares of Common Stock, except shares then owned or held by or for the account of the Company or any Subsidiary, and shall include all shares issuable in respect of outstanding scrip or any certificates representing fractional interests in shares of Common Stock.

          "Permitted Issuances" shall mean (i) the issuance of shares of Common Stock upon exercise of the Warrants, (ii) the issuance of shares of Common Stock pursuant to the securities identified on Schedule I hereto, (iii) if there shall then be a public market for the Common Stock, the issuance of shares of Common Stock upon receipt by the Company of the Current Market Price therefor described in clause (a) of the definition of "Current Market Price", (iv) the issuance of shares relating to any benefit plan, stock option plan or any other compensation plan or arrangement offered solely to the officers, directors, employees and/or consultants of the Company and its Affiliates which plan or arrangement complies with Rule 16b-3 under the Exchange Act, and (v) at any time prior to the time there is a public market for the Common Stock, the issuance of shares of Common Stock in an arm's length transaction with third Persons not affiliated with the Company for consideration equal to the fair value of such shares as determined in good faith by the Board of Directors of the Company. Any determination by the Board of Directors of the Company pursuant to the preceding sentence may be challenged in good faith by Holders of Warrants exercisable for in excess of 51% of the aggregate number of shares of Common Stock then purchasable upon exercise of all Warrants, whether or not then exercisable, and any dispute shall be resolved by an investment banking firm of reorganized national standing selected and paid for by the Company and reasonably acceptable to such Holders or by any other method as is then agreed to by the Company and such Holders.

          "Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

          "Public Company" shall have the meaning set forth in
Section 13.1.

          "Registrable Securities" shall have the meaning set forth in Section 9.3.

          "Required Holders" shall mean the Holders of Warrants exercisable for in excess of 50% of the aggregate number of shares of Common Stock then purchasable upon exercise of all outstanding Warrants, whether or not then exercisable.

          "Requirement of Law" shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitration or a court or other governmental authority, in each case applicable to or binding on such Person or any of the property thereof or to which such Person or any of its property is subject.

          "Restricted Common Stock" shall mean shares of Common
Stock which are, or which upon their issuance on the exercise of this Warrant would be, evidenced by a certificate bearing the restrictive legend set forth in Section 9.1.

          "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Subsidiary" shall mean any Person of which an aggregate of more than 50% of the outstanding stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other managers of such Person (irrespective of whether, at the time, stock or other ownership interests of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by the Company and/or one or more Subsidiaries of the Company.

          "Transfer Notice" shall have the meaning set forth in
Section 9.2.

          "Warrant Certificate" shall mean a certificate evidencing one or more Warrants, substantially in the form of Exhibit A hereto, with such changes therein as may be required to reflect any adjustments made pursuant to Section 4.

          "Warrant Price" shall mean an amount equal to (i) the number of shares of Common Stock being purchased upon exercise of Warrants pursuant to Section 2.2, multiplied by (ii) the Current
Warrant Price as of the date of such exercise.

          "Warrant Stock" shall mean the shares of Common Stock purchased by the Holders of the Warrants upon the exercise thereof.

          "Warrants" shall mean the warrants issued pursuant to this Agreement and shall include all warrants issued upon transfer, division or combination of, or in substitution for, any thereof. All Warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised. A Warrant shall entitle the holder thereof to purchase from the Company one share of Common Stock (subject to adjustment as provided in Section 4).


2.   ISSUANCE; EXERCISE OF WARRANT

          2.1. Issuance of Warrants. The Company hereby agrees to issue in favor of the Lender, on the Closing Date, Warrants in an amount equal to the number of Warrants listed opposite the Lender's name on Exhibit B hereto. On the Closing Date the Company shall deliver to the Lender Warrant Certificates evidencing the Warrants issued to the Lender. Each Warrant issued on the Closing Date shall entitle the Holder thereof to purchase from the Company one share of Common Stock (subject to adjustment as provided in Section 4).

          2.2. Manner of Exercise. The Holder may at any time and from time to time, from and after the Closing Date and until 5:00 P.M., New York City time, on the Expiration Date, exercise the Warrants evidenced by a Warrant Certificate, on any Business Day, for all or any part of the number of shares of Common Stock purchasable thereunder.

          In order to exercise the Warrants, in whole or in part, a Holder shall deliver to the Company at its principal office at 7400 Texas Commerce Tower, 600 Travis, Houston, Texas 77002,
Attention: Thomas P. Tatham, or at the office or agency designated by the Company pursuant to Section 12, (i) a written notice of such Holder's election to exercise the Warrants, which notice shall specify the number of shares of Common Stock to be purchased, (ii) payment of the Warrant Price in the manner provided below, and (iii) the Warrant Certificate or Warrant Certificates evidencing the Warrants. Such notice shall be substantially in the form of the form of election to purchase appearing at the end of the Warrant Certificate as Exhibit A, duly executed by such Holder or its agent or attorney. Upon receipt thereof, the Company shall, as promptly as practicable, and in any event within three (3) Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to such Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as such Holder shall request in the notice and shall be registered in the name of Holder or, subject to Section 9, such other name as shall be designated in the notice. The Warrants shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and such Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the notice, together with the check or checks representing payment of the Warrant Price and the Warrant Certificate or Warrant Certificates, is received by the Company as described above and all taxes required to be paid by such Holder, if any, pursuant to Section 2.3 prior to the issuance of such shares have been paid. If the Warrants evidenced by a Warrant Certificate shall have been exercised, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to Holder a new Warrant Certificate evidencing the rights of Holder to purchase the unpurchased shares of Common Stock represented by the old Warrant Certificate, which new Warrant Certificate shall in all other respects be identical with the old Warrant Certificate. Notwithstanding any provision herein to the contrary, the Company shall not be required to register shares in the name of any Person who acquired any Warrant or any Warrant Stock otherwise than in accordance with this Agreement.

          Payment of the Warrant Price shall be made at the option of the Holder (i) by certified or official bank check or
(ii) if such Holder shall then be a lender under the Credit Agreement, by such Holder's transferring to the Company an amount of the outstanding term loans of such Holder (including principal of and accrued and unpaid interest thereon) under the Credit Agreement equal to the Warrant Price or (iii) in immediately available funds or (iv) any combination thereof.

          2.3. Payment of Taxes. All shares of Common Stock issuable upon the exercise of Warrants pursuant to the terms hereof shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery thereof, unless such tax or charge is imposed by law upon Holder, in which case such taxes or charges shall be paid by Holder. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Warrant Stock issuable upon exercise of Warrants in any name other than that of Holder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of the Company that no such tax or other charge is due.

          2.4. Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon the exercise of Warrants. As to any fraction of a share which the Holder of Warrants would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price per share of Common Stock on the date of exercise.

          2.5. Continued Validity. A Holder of shares of Warrant Stock (other than a holder who acquires such shares after the same have been publicly sold pursuant to a Registration Statement under the Securities Act) shall continue to be entitled with respect to such shares to all rights to which it would have been entitled as Holder under Sections 6, 7, 9, 10, 11, 13 and 16 of this Agreement. The Company will, at the time of each exercise of Warrants upon the request of the Holder of the shares of Warrant Stock issued upon the exercise thereof, acknowledge in writing, in form reasonably satisfactory to such Holder, its continuing obligation to afford to such Holder all such rights; provided, however, that if such Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder all such rights.


3.   TRANSFERS, DIVISION AND COMBINATION

          3.1. Transfer. Subject to compliance with Section 9, transfer of Warrants, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of the Warrant Certificate representing such Warrants at the principal office of the Company referred to in Section 2.2 or the office or agency designated by the Company pursuant to
Section 12, together with a written assignment substantially in the form of Exhibit B to the Warrant Certificate duly executed by the Holder or its agent or attorney, an opinion of Holder's counsel delivered to the Company in connection with such transfer (which opinion shall be reasonably satisfactory to the Company) that such transfer is being effected pursuant to an effective registration statement under the Securities Act or an exemption from registration thereunder and funds sufficient to pay any transfer taxes payable by such Holder upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall, subject to Section 9, execute and deliver a new Warrant Certificate or Warrant Certificates in the name of the assignee or assignees and in the denomination specified in such instrument of assignment, and shall issue to the assignor a new Warrant Certificate or Warrant Certificates evidencing the portion of the old Warrant Certificate not so assigned, and the old Warrant Certificate shall promptly be cancelled. A Warrant, if properly assigned in compliance with Section 9, may be exercised by a new Holder for the purchase of shares of Warrant Stock without having a new Warrant Certificate or Warrant Certificates issued. If requested by the Company, a new Holder shall acknowledge in writing, in form reasonably satisfactory to the Company, such Holder's continuing obligation under Section 9.

          3.2. Division and Combination. Subject to Section 9, any Warrant Certificate may be divided or combined with other Warrant Certificates upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrant Certificates are to be issued, signed by a Holder or its agent or attorney. Subject to compliance with Section 3.1 as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant Certificate or Warrant Certificates in exchange for the Warrant Certificate or Warrant Certificates to be divided or combined in accordance with such notice.

          3.3. Expenses. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new
Warrant Certificate or Warrant Certificates under this Section 3.

          3.4. Maintenance of Books. The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer and exchange of the Warrants and the Warrant Stock.


4.   ADJUSTMENTS

          The number of shares of Warrant Stock for which Warrants are exercisable, and the price at which such shares may be purchased upon exercise of Warrants, shall be subject to adjustment from time to time as set forth in this Section 4. The Company promptly shall give each Holder written notice of any event described below which requires an adjustment pursuant to this Section 4 at the time of such event.

          4.1.  Stock Dividends, Subdivisions and Combinations.
If at any time after January 22, 1996 the Company shall:

          (a) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, Additional Shares of Common Stock,

          (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

          (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then (i) the number of shares of Common Stock for which a Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which a Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (ii) the Current Warrant Price shall be adjusted to equal the Current Warrant Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the adjustment and the denominator of which shall be the number of shares for which a Warrant is exercisable immediately after such adjustment.

          4.2. Certain Other Distributions. If at any time after January 22, 1996 the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

          (a)  cash;

          (b) any evidences of its indebtedness (other than Convertible Securities), any shares of its stock (other than Additional Shares of Common Stock or Convertible Securities) or any other securities or property of any nature whatsoever (other than cash); or

          (c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness (other than Convertible Securities), any shares of its stock (other than Additional Shares of Common Stock or Convertible Securities) or any other securities or property of any nature whatsoever;

then (i) the number of shares of Common Stock for which a Warrant is exercisable shall be adjusted to equal the product obtained by multiplying the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such adjustment by a fraction (A) the numerator of which shall be the Current Market Price per share of Common Stock at the date of taking such record and (B) the denominator of which shall be such Current Market Price per share of Common Stock, minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Company and supported by an opinion from an investment banking firm of recognized national standing acceptable to the Required Holders) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (ii) the Current Warrant Price shall be adjusted to equal (A) the Current Warrant Price multiplied by the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares for which a Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.2 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.1.

          4.3.  Issuance of Additional Shares of Common Stock.
(a) (i) If at any time after January 22, 1996 the Company shall (except as hereinafter provided) issue or sell any Additional Shares of Common Stock, other than Permitted Issuances, for consideration in an amount per Additional Share of Common Stock less than the Current Market Price, then the Current Warrant Price shall be reduced to a price determined by dividing (A) an amount equal to the sum of (X) the number of shares of Common Stock Outstanding immediately prior to such issuance or sale multiplied by the then existing Current Warrant Price, plus (Y) the consideration, if any, received by the Company upon such issuance or sale, by (B) the total number of shares of Common Stock Outstanding immediately after such issuance or sale and (ii) upon each adjustment of the Current Warrant Price as a result of the calculations made pursuant to this Section 4, each Warrant outstanding prior to the making of the adjustment in the Current Warrant Price shall thereafter be treated as that number of Warrants, and shall evidence the right to purchase, at the adjusted Current Warrant Price, that number of shares of Common Stock outstanding, obtained by (i) multiplying the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the adjustment by the Current Warrant Price in effect immediately prior to the adjustment, and (ii) dividing the product so obtained by the Current Warrant Price obtained immediately after such adjustment of the Current Warrant Price.

          (b) The provisions of paragraph (a) of Section 4.3 shall not apply to any issuance of Additional Shares of Common Stock for which an adjustment is provided under Section 4.1 or
4.2. No adjustment of the number of shares of Common Stock for which a Warrant shall be exercisable shall be made under paragraph (a) of Section 4.3 upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights or upon the issuance of such Convertible Securities (or upon the issuance of any warrant or other rights therefor) pursuant to Section 4.4 or Section 4.5.

          4.4. Issuance of Warrants or Other Rights. (a) If at any time after January 22, 1996 the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any warrants or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and if the price per share for which Common Stock is issuable upon the exercise of such warrants or other rights or upon conversion or exchange of such Convertible Securities shall be less than the Current Market Price in effect immediately prior to the time of such distribution, issue or sale, then: (i) the number of shares of Common Stock for which a Warrant is exercisable shall be adjusted to equal the product obtained by multiplying the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the taking of such record or such issuance or sale by a fraction (A) the numerator of which is the number of shares of Common Stock which would be Outstanding immediately after the issuance or sale of the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities, and (B) the denominator of which is the number of shares of Common Stock Outstanding immediately prior to the taking of such record or the issuance or sale of such warrants or other rights; and (ii) the Current Warrant Price shall be adjusted as provided in Section 4.3(a) on the basis that (A) the maximum number of Additional Shares of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding,
(B) the price per share for such Additional Shares of Common Stock shall be deemed to be the lowest possible price per share in any range of prices per share at which such Additional Shares of Common Stock are available to such holders, and (C) the Company shall be deemed to have received all of the consideration payable therefor, if any, as of the date of the actual issuance of such warrants or other rights. No further adjustments of the Current Warrant Price or number of Warrants shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such warrants or other rights or upon the actual issuance of such Common Stock upon such conversion or exchange of such Convertible Securities.

          (b) If any Additional Share of Common Stock issuable pursuant to all such warrants or other rights or necessary to effect the conversion or exchange of all such Convertible Securities is issuable in exchange for consideration in an amount per such Additional Share of Common Stock equal to or more than the greater of the Current Warrant Price and the Current Market Price at the time such record is taken or such warrants or other rights are issued or sold, then the Current Warrant Price as to the number of shares of Common Stock for which a Warrant is exercisable prior to the adjustment under Section 4.4(a)(i) shall not change, and the Current Warrant Price for each of the incremental number of shares of Common Stock for which this Warrant becomes exercisable after such adjustment shall be equal to the fair value of such consideration per Additional Share of Common Stock.

          4.5. Issuance of Convertible Securities. (a) If at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and if the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Current Market Price in effect immediately prior to the time of such issue or sale of Convertible Securities, then: (i) the number of shares of Common Stock for which a Warrant is exercisable shall be adjusted to equal the product obtained by multiplying the number of shares of Common Stock for which a Warrant is exercisable immediately prior to the taking of such record or such issuance or sale by a fraction (A) the numerator of which is the number of shares of Common Stock which would be Outstanding immediately after the issuance or sale of the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities, and (B) the denominator of which is the number of shares of Common Stock Outstanding immediately prior to the taking of such record or the issuance or sale of such Convertible Securities; and (ii) the Current Warrant Price shall be adjusted as provided in Section 4.3(a) on the basis that (A) the maximum number of Additional Shares of Common Stock necessary to effect the conversion or exchange of all such Convertible Securities shall be deemed to have been issued and outstanding, (B) the price per share of such Additional Shares of Common Stock shall be deemed to be the lowest possible price in any range of prices at which such Additional Shares of Common Stock are available to such holders, and (C) the Company shall be deemed to have received all of the consideration payable therefor, if any, as of the date of actual issuance of such Convertible Securities. No adjustment of the Current Warrant Price shall be made under this
Section 4.5 upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants or other rights pursuant to Section 4.4. No further adjustments of the Current Warrant Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and, if any issue or sale of such Convertible Securities is made upon exercise of any warrant or other right to subscribe for or to purchase or any warrant or other right to purchase any such Convertible Securities for which adjustments of the Current Warrant Price have been or are to be made pursuant to other provisions of this Section 4, no further adjustments of the Current Warrant Price or number of Warrants shall be made by reason of such issue or sale.

          (b) If any Additional Share of Common Stock issuable upon conversion or exchange of all such Convertible Securities is issuable in exchange for consideration in an amount per such Additional Share of Common Stock equal to the Current Market Price at the time such record is taken or such Convertible Securities are issued or sold, then the Current Warrant Price as to the number of shares of Common Stock for which this Warrant is exercisable prior to the adjustment under Section 4.5(a)(i) shall not change, but the Current Warrant Price for each of the incremental number of shares of Common Stock for which a Warrant becomes exercisable after such adjustment shall be equal to the fair value of such consideration per Additional Share of Common Stock.

          4.6. Superseding Adjustment. If, at any time after any adjustment of the number of shares of Common Stock for which a Warrant is exercisable shall have been made pursuant to Section
4.4 or Section 4.5 as the result of any issuance of warrants, options, rights or Convertible Securities, and such warrants, options or rights, or the right of conversion or exchange in such other Convertible Securities, shall expire, and all or a portion of such warrants, options or rights, or the right of conversion or exchange with respect to all or a portion of such other Convertible Securities, as the case may be, shall not have been exercised, then such previous adjustment shall be rescinded and annulled and the Additional Shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such warrants, rights or options or other Convertible Securities on the then outstanding Warrants, but not on any then outstanding Warrant Stock, on the basis of treating the number of Additional Shares of Common Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants, rights or options or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor.

          4.7. Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock for which a Warrant is exercisable provided for in this Section 4:

          (a) Computation of Consideration. To the extent that any Additional Shares of Common Stock or any Convertible Securities or any warrants, options or other rights to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Securities shall be issued for cash consideration, the consideration received by the Company therefor shall be the amount of the cash received by the Company therefor, or, if such Additional Shares of Common Stock or Convertible Securities are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Common Stock or Convertible Securities are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends, but not subtracting any compensation, discounts or expenses paid or incurred by the Company for and in the underwriting of, or otherwise in connection with, the issuance thereof). To the extent that such issuance shall be for a consideration other than cash, then, except as herein otherwise expressly provided, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as mutually determined in good faith by the Required Holders and the Board of Directors of the Company. In case any Additional Shares of Common Stock or any Convertible Securities or any warrants or other rights to subscribe for or purchase such Additional Shares of Common Stock or Convertible Securities shall be issued in connection with any merger in which the Company issues any securities, the amount of consideration therefor shall be deemed to be the fair value, as mutually determined in good faith by the Required Holders and the Board of Directors of the Company, of such portion of the assets and business of the nonsurviving corporation as the Required Holders and such Board in good faith shall mutually determine to be attributable to such Additional Shares of Common Stock, Convertible Securities, warrants or other rights, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants or other rights plus the additional consideration payable to the Company upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Convertible Securities shall be the consideration, if any, received by the Company for issuing warrants or other rights to subscribe for or purchase such Convertible Securities, plus the consideration paid or payable to the Company in respect of the subscription for or purchase of such Convertible Securities, plus the additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such Convertible Securities. In case of the issuance at any time of any Additional Shares of Common Stock or Convertible Securities in payment or satisfaction of any dividends upon any class of stock other than Common Stock, the Company shall be deemed to have received for such Additional Shares of Common Stock or Convertible Securities a consideration equal to the amount of such dividend so paid or satisfied.

          (b) When Adjustments to Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4.1) up to, but not beyond, the date of exercise of any Warrants if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% to the number of shares of Common Stock for which the Warrants initially issued pursuant to this Agreement are exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

          (c) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock resulting from an issuance of additional Warrants to any Holder pursuant to this Section 4 shall be taken into account to the nearest 1/10th of a share.

          (d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

          (e) Escrow of Warrant Stock. If after any property becomes distributable pursuant to this Section 4 by reason of taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, any Holder exercises Warrants, any Additional Shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for Holder by the Company to be issued to Holder upon and to the extent that the event actually takes place, upon payment of the then Current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Company and escrowed property returned.

          (f) Challenge to Good Faith Determination. Whenever the Board of Directors of the Company shall be required to make a determination in good faith of the fair value of any item under this Section 4, such determination may be challenged in good faith by the Required Holders, and any dispute shall be resolved by an investment banking firm of recognized national standing selected and paid for by the Company and reasonably acceptable to such Holders.

          4.8. Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with and into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then each Holder shall have the right thereafter to receive, upon exercise of a Warrant, solely the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation, sale, transfer or disposition by a holder of the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation, sale, transfer or disposition, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Agreement to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock for which a Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4. For purposes of this Section 4.8 "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.8 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations, sales, transfers or dispositions.


5.   NOTICES TO WARRANT HOLDERS

          5.1. Notice of Adjustments. Whenever the number of shares of Common Stock for which a Warrant is exercisable, or whenever the price at which a share of such Common Stock may be purchased upon exercise of the Warrants, shall be adjusted pursuant to Section 4, the Company shall forthwith prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair value of any evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights referred to in Section 4), specifying the number of shares of Common Stock for which a Warrant is exercisable and (if such adjustment was made pursuant to Section 4.8) describing the number and kind of any other shares of stock or Other Property for which a Warrant is exercisable, and any change in the purchase price or prices thereof, after giving effect to such adjustment or change. As of the date of this Agreement, no such certificate is required to be delivered. The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with Section 16.2. The Company shall keep at its office or agency designated pursuant to Section 12 copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Holder or any prospective purchaser of a Warrant designated by a Holder thereof.

          5.2. Notice of Certain Corporate Action. Each Holder shall be entitled to the same rights to receive notice of corporate action as any holder of Common Stock.


6.   REPRESENTATIONS AND WARRANTIES

          The Company hereby represents and warrants as follows:

          (a) The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, has the power and authority to execute and deliver this Agreement and the Warrant Certificates, to issue the Warrants and to perform its obligations under this Agreement and the Warrant Certificates.

          (b) The execution, delivery and performance by the Company of this Agreement and the Warrant Certificates, the issuance of the Warrants and the issuance of the Warrant Stock upon exercise of the Warrants have been duly authorized by all necessary corporate action and do not and will not violate, or result in a breach of, or constitute a default under or require any consent under, or result in the creation of any lien or security interest upon the assets of the Company pursuant to, any Requirement of Law or any Contractual Obligation binding upon the Company.

          (c) This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid, binding and enforceable obligation of the Company. When the Warrants and the Warrant Certificates have been issued as contemplated hereby, (i) the Warrants and the Warrant Certificates will constitute legal, valid, binding and enforceable obligations of the Company and (ii) the Warrant Stock, when issued upon exercise of the Warrants in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable shares of Common Stock with no personal liability attaching to the ownership thereof.

          (d) (i) The total number of shares of all classes of stock that the Company shall on the Closing Date have authority to issue is 110,000,000 shares, consisting solely of (i) 100,000,000 shares of Common Stock, par value $.01 per share, of which, after giving effect to the transactions contemplated herein and all other issuances of capital stock of the Company on or prior to the Closing Date, 16,614,918 shares of Common Stock will be issued and outstanding and 7,689,528 shares of Common Stock will be reserved for future issuance for the purposes described in Schedule I, and (ii) 10,000,000 shares of preferred stock par value $.01 per share, none of which were issued and outstanding on the Closing Date. The delivery hereunder by the Company to the Lender of the Warrants issued on the Closing Date will transfer and convey to the Lender good and marketable title to such Warrants and, upon exercise of such Warrants in accordance with this Agreement, good and marketable title to the Common Stock purchased upon such exercise, free and clear of all preemptive rights, liens, charges and encumbrances, except for restrictions on transfer set forth in this Agreement or arising under the Federal and state securities laws. Except as set forth in this paragraph (d), the Company does not have outstanding any stock or securities convertible into or exchangeable for any shares of its stock, nor, except as so set forth, does it have outstanding any agreements, rights or options entitling any person to subscribe for or to purchase any capital stock or securities convertible into or exchangeable for any of its shares of stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock.

          (e) The Company has provided to the Holder a copy of the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed since the date of the most recent Annual Report on Form 10-K. The information contained in such disclosure documents, as of the date thereof, does not contain any untrue statement of a material fact and does not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

     6.2. Warrant Holders. Each Holder hereby represents and warrants as follows:

          (a) It is acquiring the Warrants for its own account, as principal, for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Each Holder hereby represents that it will not offer to sell, sell or otherwise dispose of any of the Warrants or any Warrant Stock in violation of the Securities Act or any other applicable state or federal securities laws.

          (b) It has to its satisfaction reviewed the business and affairs of the Company and understands the risks of, and other considerations relating to, its receipt of the Warrant Stock. Such Holder has been furnished a copy of the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed since the date of the most recent Annual Report on Form 10-K, and all other public information requested by it relating to the Company and its activities and proposed activities.

          (c) It has sufficient knowledge and experience in business and financial matters to be capable of utilizing the information made available to it to fully and completely evaluate the merits and risks of owning the Warrant Stock.

          (d) it has been furnished with or given adequate access to such information about the Company and the Warrants as it has requested, (ii) it has made its own independent inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Company, (iii) it is able to bear the economic risks of the investment in the Common Stock upon exercise of the Warrants, (iv) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and (v) it is an "accredited investor" within the meaning of "accredited investor" under Regulation D of the Securities Act of 1933, as amended.

7.   CERTAIN COVENANTS

          7.1. No Impairment. The Company shall not by any action including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of each Holder against impairment. Without limiting the generality of the foregoing, the Company will use reasonable good faith efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Agreement.

          Upon the request of a Holder, the Company will at any time during the period this Agreement is in effect acknowledge in writing, in form satisfactory to such Holder, the continuing validity of this Agreement and the obligations of the Company hereunder.

          7.2. Reservation and Authorization of Common Stock; Registration with or Approval of any Governmental Authority. From and after the Closing Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrants and payment therefor in accordance with the terms of this Agreement, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

          Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Current Warrant Price.

          Before taking any action which would result in an adjustment in the number of shares of Common Stock for which a Warrant is exercisable or in the Current Warrant Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from its stockholders, any public regulatory body or bodies having jurisdiction thereof.

          If any shares of Common Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority under any federal or state law (otherwise than as provided in Section 9) before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.


8.   TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS

          In the case of all dividends or other distributions by the Company to the holders of its Common Stock with respect to which any provision of Section 4 refers to the taking of a record of such holders, the Company will in each such case take such a record and will take such record as of the close of business on a Business Day. The Company will not at any time, except upon dissolution, liquidation or winding up of the Company, close its stock transfer books or Warrant transfer books so as to result in preventing or delaying the exercise or transfer of any Warrants or any Warrant Stock.


9.   RESTRICTIONS ON TRANSFERABILITY

          The Warrants and the Warrant Stock shall not be transferred before satisfaction of the conditions specified in this Section 9, which conditions are intended to ensure compliance with the provisions of the Securities Act with respect to the transfer of any Warrant or any Warrant Stock. Each
Holder, by entering into this Agreement and accepting the Warrants, agrees to be bound by the provisions of this Section 9.

          9.1. Restrictive Legend. Except as otherwise provided in this Section 9, each certificate representing Warrants or Warrant Stock, shall be stamped or otherwise imprinted with a legend in substantially the following form:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws, and may not be sold or transferred in the absence of such registration or an exemption therefrom. Such securities are subject to the restrictions and privileges specified in a Warrant Agreement, dated as of February 16, 1996, between the Company and the initial holders of securities named therein, a copy of which is on file with the Secretary of the Company and will be furnished without charge to the holder hereof upon written request, and the holder of this certificate agrees to be bound thereby."

          9.2. Notice of Proposed Transfers; Requests for Registration. Prior to any transfer of any Warrants or any shares of Restricted Common Stock, the Holder of such Warrants or Restricted Common Stock shall give five days' prior written notice to the Company of such Holder's intention to effect such transfer (a "Transfer Notice"). Holder agrees that it will not sell, transfer or otherwise dispose of Warrants or any shares of Restricted Common Stock, in whole or in part, except pursuant to an effective registration statement under the Securities Act or an exemption from registration thereunder. Each certificate, if any, evidencing such shares of Restricted Common Stock issued upon such transfer shall bear the restrictive legend set forth in
Section 9.1, and each Warrant Certificate issued upon such transfer shall bear the restrictive legend set forth in Section 9.1, unless in either case such transfer is pursuant to an effective registration statement under the Securities Act or in the opinion of the transferee's or Holder's counsel delivered to the Company in connection with such transfer (which opinion shall be reasonably satisfactory to the Company) such legend is not required in order to ensure compliance with the Securities Act.

          The Holders of Warrants and Warrant Stock shall have the right to require registration of such Warrants or Warrant
Stock pursuant to Sections 9.3 and 9.4.

          9.3. Required Registration. (a) After receipt of a written request from the Holders of Warrants and/or Warrant Stock representing at least 50% of the total of (i) all shares of Warrant Stock then subject to purchase upon exercise of all Warrants and (ii) all shares of Warrant Stock then outstanding, requesting that the Company effect the registration of the Warrants, the shares of Common Stock issuable upon the exercise of such Holders' Warrants or of any of such Holders' Warrant Stock under the Securities Act (all such securities collectively referred to as the "Registrable Securities") and specifying the intended method or methods of disposition thereof, the Company shall promptly notify all Holders of Warrants and Warrant Stock in writing of the receipt of such request and each Holder, in lieu of exercising its rights under Section 9.4, may elect (by written notice sent to the Company within ten Business Days from the date of such Holder's receipt of the aforementioned Company's notice) to have its Registrable Securities included in such
registration thereof pursuant to this Section 9.3(a).   Thereupon
the Company shall, as expeditiously as is possible (and, in any event, within 60 days after the request for registration), effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by such Holders for sale, subject to the next sentence, all to the extent required to permit the disposition (in accordance with the intended method or methods thereof, as aforesaid) of the Registrable Securities so registered. If the managing underwriter of a proposed public offering shall advise the Company in writing that, in its opinion, the distribution of the Registrable Securities requested to be included in the registration by the Holders would materially and adversely affect the distribution of such securities, then all Holders selling Registrable Securities shall reduce the amount of Registrable Securities each intended to distribute through such offering on a pro rata basis. The Company shall not be required to effect a registration hereunder if the Board of Directors of the Company determines in the exercise of its reasonable judgment that, due to a pending or contemplated acquisition or disposition, to effect any such registration at such time would have a material adverse effect on the Company, in which case such registration may be deferred for a single period not to exceed ninety (90) days, provided the Company shall not register any of its equity securities prior to the registration deferred under this sentence except for registrations on Form S-4 and Form S-8; and in any event, the Company shall not be required to effect more than two registrations of any Registrable Securities pursuant to this
Section 9.3(a). If the Company shall defer a registration as set forth above, the Required Holders shall have the right to withdraw the registration request by giving written notice to the Company within 30 days after the receipt of the notice of deferral and, in the event of such withdrawal, such registration request shall not be counted for purposes of the number of registrations to which Holder is entitled pursuant to this
Section 9.3(a).

          (b) Lockup.

               (i) Subject to clause (ii) below, the Company agrees not to effect any public sale or distribution of any Registrable Securities or any similar securities, or any securities convertible into or exchangeable or exercisable for Registrable Securities or such similar securities (other than any such sale or distribution pursuant to registrations on Form S-4 and Form S-8), commencing on the date the Company receives a request from any Holder under Section 9.3(a) and continuing until 120 days after the commencement of the related underwritten offering under Section 9.3(a) (the "Lockup Period"), where the managing underwriter so requests.

               (ii) Notwithstanding anything to the contrary in clause (i) above, (A) nothing in this Section 9.3(b) shall prevent or impair the ability of other security holders of the Company holding securities of the Company that give them, as of the date of this Agreement, demand registration rights with respect to Registrable Securities from exercising their demand registration rights at any time during the Lockup Period and (B) if at any time during the Lockup Period the Company proposes to file on its behalf and/or on behalf of any of its security holders a Registration Statement under the Securities Act on any form (other than a Form S-4 or S-8 or any similar successor form or any other registration statement relating to an exchange offer or offering of securities solely to the Company's existing security holders or employees), then the registration request of the Holder requesting registration pursuant to Section 9.3(a) shall be deemed to be an incidental registration in accordance with Section 9.4 and
     (x) such registration shall not count as one of the two registration requests available to such Holder pursuant to
     Section 9.3(a) and (y) if the offering resulting from such registration shall be reduced in size for any reason, such reduction shall not be made from the Registrable Securities of any Holders entitled to register securities pursuant to
     Section 9.3(a), but shall be made from the allocations of all other parties (including the Company) registering their securities.

          9.4. Incidental Registration. If the Company at any time proposes to file on its behalf and/or on behalf of any of its security holders ("the demanding security holders") a Registration Statement under the Securities Act on any form (other than a Registration Statement on Form S-4 or S-8 or any similar or successor form or any other registration statement relating to an exchange offer or offering of securities solely to the Company's existing security holders or employees), it will give written notice to all Holders of Warrants or Warrant Stock at least twenty (20) days before the anticipated date of initial filing with the Commission of such Registration Statement, which notice shall set forth the Company's intention to effect such a registration, the class or series and number of equity securities proposed to be registered and the intended method of disposition of the securities proposed to be registered by the Company. The notice shall offer to include in such filing the aggregate number of shares of Registrable Securities, as such Holders may request. Nothing in this Section 9.4 shall preclude the Company from discontinuing the registration of its securities being effected on its behalf under this Section 9.4 at any time prior to the effective date of the registration relating thereto.

          Each Holder desiring to have Registrable Securities registered under this Section 9.4 shall advise the Company in writing within fifteen (15) days after the date of receipt of such offer from the Company, setting forth the amount of such Registrable Securities for which registration is requested. The Company shall thereupon include in such filing the number of shares of Registrable Securities for which registration is so requested, subject to the next sentence, and shall use its best efforts to effect registration under the Securities Act of such securities. If the managing underwriter of a proposed public offering shall advise the Company in writing that, in its opinion, the distribution of the Registrable Securities requested to be included in the registration concurrently with the securities being registered by the Company or any demanding security holder would materially and adversely affect the distribution of such securities by the Company or such demanding security holders, then all selling security holders shall reduce the amount of securities each intended to distribute through such offering on a pro rata basis.

          9.5. Registration Procedures. If the Company is required by the provisions of this Section 9 to use its best efforts to effect the registration of any of its securities under the Securities Act, the Company will, as expeditiously as possible:

          (a)  prepare and file with the Commission a
     Registration Statement with respect to such securities and use its best efforts to cause such Registration Statement to become and remain effective for the period described in paragraph (b) below;

          (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement until the earlier of such time as all of such securities have been disposed of in a public offering and the expiration of 180 days;

          (c) furnish to such selling security holders or underwriter such number of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as such selling security holders or underwriters may reasonably request;

          (d) use its best efforts to register or qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions within the United States as each holder of such securities shall request (provided, however, the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service or process), and do such other reasonable acts and things as may be required of it to enable such holder to consummate the disposition in such jurisdiction of the securities covered by such Registration Statement;

          (e) unless waived in writing by each Holder of Registrable Securities being included in such registration pursuant to Section 9.3, use its best efforts to obtain from either a nationally recognized underwriter or investment banker or an underwriter or investment banker reasonably acceptable to such Holder a firm commitment (pursuant to an underwriting agreement in customary form) to underwrite the public offering of the securities covered by such Registration Statement;

          (f) furnish, at the request of any Holder requiring or requesting registration of Registrable Securities pursuant to Section 9.3 or 9.4, on the date that such Registrable Securities are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Securities are not being sold through underwriters, on the date that the Registration Statement with respect to such Registrable Securities becomes effective, (1) an opinion, dated such date, of the independent counsel representing the Company for the purposes of such registration, addressed to the underwriters, or if such Registrable Securities are not being sold through underwriters, then to the Holders making such request, stating that such Registration Statement has become effective under the Securities Act and that (i) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending before or contemplated by the Commission, (ii) the Registration Statement, the related prospectus, and each amendment or supplement thereto, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except no opinion need be expressed with respect to the inclusion and content of the financial statements and notes thereto and related schedules and other financial, statistical or expertized information), (iii) to the best knowledge of such counsel, the descriptions in the Registration Statement or the prospectus, or any amendment or supplement thereto, of all legal matters and contracts and other legal documents or instruments known to such counsel, insofar as such statements constitute a summary of legal matters, documents and proceedings, are accurate and fairly present in all material respects the information required to be shown, and (iv) to the best knowledge of such counsel, such counsel does not know of any legal or governmental proceedings, pending or contemplated, required to be described in the Registration Statement or prospectus, or any amendment or supplement thereto, which are not described as required, nor of any contracts or documents or instruments of a character required to be described in the Registration Statement or prospectus, or any amendment or supplement thereto, or to be filed as exhibits to the Registration Statement which are not described and filed or incorporated by reference as required; such counsel shall also confirm that it has no reason to believe that either the Registration Statement or the prospectus, or any amendment or supplement thereto contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which made, not misleading; and (2) a letter dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, or if such Registrable Securities are not being sold through underwriters, then to the Holder making such request and, if such accountants refuse to deliver such letter to such Holder, then to the Company stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the Registration Statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act. Such opinion of counsel shall additionally cover such other legal matters with respect to the registration in respect of which such opinion is being given as such Holders of Registrable Securities may reasonably request. Such letter from the independent certified public accountants shall additionally cover such other financial matters (including information as to the period ending not more than five (5) Business Days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such Holders of Registrable Securities may reasonably request;

          (g) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities; and

          (h) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than 18 months after the effective date of the Registration Statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such Registration Statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act.

          It shall be a condition precedent to the obligation of the Company to take any action pursuant to this Section 9 in respect of the securities which are to be registered at the request of any Holder of Registrable Securities that such Holder shall furnish to the Company such information regarding the securities held by such Holder and the intended method of disposition thereof as the Company shall reasonably request and as shall be required in connection with the action taken by the Company.

          9.6. Expenses. All expenses incurred in complying with Section 9, including, without limitation, all registration and filing fees (including all expenses incident to filing with the NASD), printing expenses, fees and disbursements of counsel for the Company, the reasonable fees and expenses of one counsel for the selling security holders (selected by the Person holding a majority of the securities being registered), expenses of any special audits incident to or required by any such registration and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 9.5(d), shall be paid by the Company, except that (a) the Company shall not be liable for any discount or commission to any underwriter in respect of the securities sold by such Holder of Registrable Securities and (b) the Company shall not be obligated to pay more than $200,000 in connection with registration made pursuant to Section 9.3.

          9.7. Indemnification and Contribution. (a) In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Section 9, the Company shall indemnify and hold harmless the Holder of such Registrable Securities, such Holder's directors, officers, employees, agents and attorneys and each other Person (including each underwriter) who participated in the offering of such Registrable Securities and each other Person, if any, who controls such Holder or such participating Person within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses, joint or several (including, without limiting the foregoing, the legal expenses incurred in connection with any such action, suit or proceeding), to which such Holder or any such director, officer, employee, agent, attorney or participating Person or controlling Person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon (i) any alleged untrue statement of any material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or
(ii) any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse such Holder or such director, officer, employee, agent, attorney or participating Person or controlling Person for any legal or any other expenses incurred by such Holder or such director, officer, employee, agent, attorney or participating Person or controlling Person in connection with investigating or defending any such loss, claim, damage, liability, expense or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any alleged untrue statement or alleged omission made in such Registration Statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder specifically for use therein and in the case of any non-underwritten offering, to the extent that any such losses, claims, damages, liabilities or expenses result from the fact that a current copy of the prospectus was not sent or given to the person asserting any such losses, claims, damages, liabilities or expenses at or prior to the written confirmation of the sale of the securities concerned to such person if it is determined that it was the responsibility of such Holder to provide such person with a current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such losses, claims, damages, liabilities or expenses. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or such director, officer or participating Person or controlling Person, and shall survive the transfer of such securities by such Holder.

          (b) Each Holder of any Registrable Securities, by acceptance thereof, agrees to indemnify and hold harmless the Company, its directors, officers, employees, agents and attorneys and each other Person, if any, who controls the Company within the meaning of the Securities Act against any losses, claims, damages, liabilities or expenses, joint or several, to which the Company or any such director or officer or any such Person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon information in writing provided to the Company by such Holder of such Registrable Securities contained, on the effective date thereof, in any Registration Statement under which securities were registered under the Securities Act at the request of such Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto or the fact that in the case of any non-underwritten offering, a current copy of the prospectus was not sent to the Person asserting such losses, claims, damages, liabilities or expenses at or prior to the written confirmation of the sale of the securities with respect to such Person if it is determined that it was the responsibility of such Holder to provide such Person with a current copy of the prospectus and such current copy would have cured the defect giving rise to such losses, claims, damages, liabilities or expenses; provided, however, that such Warrant Holder's obligation under this Section 9.7(b) to indemnify and hold harmless the Company shall in no event exceed the lesser of (A) damage attributable solely to the inclusion of such written information in such Registration Statement, preliminary prospectus, final prospectus, or amendment or supplement suffered by the Person or Persons whose claims gave rise to such losses, claims, damages or liabilities and (B) the net proceeds received by such Holder from the sale of its Registerable Securities.

          (c)  If the indemnification provided for in this
Section 9 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party under this Section 9 as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 9.7(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this subsection
(c), no Holder shall be required to contribute any amount in excess of the net proceeds received by it upon the sale of its securities pursuant to the Registration Statement to which the losses, claims, damages, liabilities and expenses referred to above relate. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations of each of the Holders under this subsection (c) to contribute are several and not joint.

          (d) Conduct of Indemnification Proceedings. Any person or entity entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party after the receipt by the indemnified party of a written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such indemnified party will claim indemnification or contribution pursuant to this Agreement; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Section 9.7 hereof, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice, and (ii) unless in such indemnified party's reasonable judgment a conflict of interest may exist between such indemnified and indemnifying parties with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If the indemnifying party is entitled to, and does, assume the defense of such claim, the indemnified party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be borne by the indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party shall not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). No indemnifying party shall be permitted to consent to the entry of any judgment or to enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel in any one jurisdiction for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

          9.8. Termination of Restrictions. Notwithstanding the foregoing provisions of Section 9, the restrictions imposed by this Section upon the transferability of the Warrants, the Warrant Stock and the Restricted Common Stock (or Common Stock issuable upon the exercise of the Warrants) and the legend requirement of Section 9.1 shall terminate as to any particular Warrant or share of Warrant Stock or Restricted Common Stock (or Common Stock issuable upon the exercise of the Warrants) (i) when and so long as such security shall have been effectively registered under the Securities Act and disposed of pursuant thereto, or (ii) when the holder thereof shall have delivered to the Company the written opinion of counsel to such holder, which opinion shall be reasonably satisfactory to the Company, stating that such legend is not required in order to ensure compliance with the Securities Act. Whenever the restrictions imposed by
Section 9 shall terminate as to any Warrants or any Restricted Common Stock, as hereinabove provided, the Holder thereof shall be entitled to receive from the Company, at the expense of the Company, a new Warrant Certificate or a new certificate representing such Common Stock, as the case may be, not bearing the restrictive legend set forth in Section 9.1.

          9.9. Listing on Securities Exchange. If the Company shall list any shares of Common Stock on any securities exchange, it will, at its expense, use its best efforts to list thereon, maintain and, when necessary, increase such listing of, all shares of Common Stock issued or, to the extent permissible under the applicable securities exchange rules, issuable upon the exercise of the Warrants so long as any shares of Common Stock shall be so listed during any such Exercise Period.

          9.10. Selection of Managing Underwriters. The managing underwriter or underwriters for any offering of Registrable Securities to be registered pursuant to Section 9.3 shall be an underwriter or underwriters of nationally recognized standing selected by the Company.


10.  SUPPLYING INFORMATION

          The Company shall cooperate with each Holder of a Warrant and each Holder of Restricted Common Stock in supplying such information as may be reasonably necessary for such Holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Warrant or Restricted Common Stock.


11.  LOSS OR MUTILATION

          Upon receipt by the Company from any Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of a certificate representing Warrants or Warrant Stock and indemnity reasonably satisfactory to it (it being understood that the written agreement of the Lender or an Affiliate thereof shall be sufficient indemnity) and in case of mutilation upon surrender and cancellation hereof or thereof, the Company will execute and deliver in lieu hereof or thereof a new Warrant or new stock certificate as the case may be, of like tenor to such Holder; provided, in the case of mutilation, no indemnity shall be required if the certificate representing Warrants or Warrant Stock in identifiable form is surrendered to the Company for cancellation.


12.  OFFICE OF THE COMPANY

          As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration or transfer, division or combination as provided herein.


13.  FINANCIAL AND BUSINESS INFORMATION

          13.1. Quarterly Information. Except during any period when the Company either (i) is subject to the reporting requirements of Section 15(d) of the Exchange Act, or (ii) has securities registered under Section 12(b) or 12(g) of the Exchange Act (such status being referred to as being a "Public Company"), the Company will deliver to each Holder, as soon as practicable after the end of each quarterly fiscal period in each fiscal year of the Company, and in any event within 45 days thereafter, a copy of the unaudited consolidated balance sheet as at the close of such quarter, and the related unaudited consolidated statements of income, shareholders' equity and cash flow of the Company and its Subsidiaries for that portion of the fiscal year ending as of the close of such quarter. Such financial statements shall be prepared by the Company in accordance with GAAP (subject to normal year end adjustments and the inclusion of footnotes) and accompanied by the certification of the Company's chief executive officer or chief financial officer that, to the best of his knowledge, such financial statements are complete and correct in all material respects and fairly present in accordance with GAAP (subject to normal year end adjustments and the inclusions of footnotes) the consolidated financial position, the consolidated statements of income, shareholder equity and cash flow of the Company and its Subsidiaries as at the end of such quarter and for such year-to-date period, as the case may be.

          13.2. Annual Information. Except during any period when the Company is a Public Company, the Company will deliver to each Holder as soon as practicable after the end of each fiscal year of the Company, and in any event within 90 days thereafter, one copy of:

          (i) an audited consolidated balance sheet of the Company and its Subsidiaries as at the end of such year, and

     (ii) audited consolidated statements of income, shareholders' equity and cash flow of the Company and its Subsidiaries for such year;

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year; all prepared in accordance with GAAP, and which audited financial statements shall be accompanied by (i) a certification of the chief executive officer or chief financial officer of the Company that, to the best of his knowledge, all such financial statements are complete and correct in all material respects and present fairly in accordance with GAAP the consolidated financial position of the Company and its Subsidiaries as at the end of such fiscal year and for the period then ended, (ii) an opinion thereon of the independent certified public accountants regularly retained by the Company, or any other firm of independent certified public accountants of recognized national standing selected by the Company, and (iii) a report of such independent certified public accountants confirming any adjustment made pursuant to Section 4 during such year.

          13.3. Filings. The Company will file on or before the required date all required regular or periodic reports (pursuant to the Exchange Act) with the Commission and will deliver to each Holder promptly upon their becoming available one copy of each report, notice or proxy statement sent by the Company to its stockholders generally, and of each regular or periodic report (pursuant to the Exchange Act) and any Registration Statement, prospectus or written communication (other than transmittal letters) (pursuant to the Securities Act), filed by the Company with (i) the Commission or (ii) any securities exchange on which shares of Common Stock are listed.


14.  APPRAISAL

          The determination of the Appraised Value per share of Common Stock shall be made by an investment banking firm of nationally recognized standing selected by the Company and acceptable to the Required Holders. If the investment banking firm selected by the Company is not acceptable to the Required Holders and the Company and the Required Holders cannot agree on a mutually acceptable investment banking firm, then the Required Holders and the Company shall each choose one such investment banking firm and the respective chosen firms shall agree on another investment banking firm which shall make the determination. The Company shall retain, at its sole cost, such investment banking firm as may be necessary for the determination of Appraised Value required by the terms of this Agreement.


15.  LIMITATION OF LIABILITY; NO RIGHTS AS STOCKHOLDER

          No provision hereof, in the absence of affirmative action by any Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of any Holder, shall give rise to any liability of such Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company. Except as may otherwise be provided by law or by separate agreement between a Holder and the Company, no Holder, as such, shall be entitled to vote or be deemed the holder of Common Stock or any other securities (other than Warrants) of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon any Holder the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matters submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or otherwise, until the Warrants shall have been exercised in accordance with the terms and conditions hereof.


16.  MISCELLANEOUS

          16.1. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of any Holder shall operate as a waiver of such right or otherwise prejudice such Holder's rights, powers or remedies. If the Company fails to make, when due, any payments provided for hereunder, or fails to comply with any other provision of this Agreement, the Company shall pay to the applicable Holders such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by the Holders in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          16.2. Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be sufficiently given or made if in writing and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, telex, telecopier or overnight air courier guaranteeing next day delivery, addressed as follows:

          (a) If to any Holder, at its last known address appearing on the books of the Company maintained for such purpose.

          (b)  If to the Company at:

               Deeptech International, Inc.
               7400 Texas Commerce Tower
               600 Travis
               Houston, Texas 77002
               Attention:  Thomas P. Tatham
               Telecopy No.: (713) 224-7574

               with a copy to:

               Akin, Gump, Strauss, Hauer & Feld, L.L.P.,
               1900 Pennzoil Place - South Tower
               711 Louisiana Street
               Houston, Texas 77002
               Attention:  Rick L. Burdick
               Telecopy No.: (713) 236-0822

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail.

          16.3. Indemnification. Except to the extent otherwise provided in Section 9.7 the Company agrees to indemnify and hold harmless each Holder, its officers, directors, employees, agents, and attorneys from and against any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses and disbursements of any kind which may be imposed upon, incurred by or asserted against such Holder relating to or arising out of (i) such Holder's exercise of the Warrants and/or ownership of any shares of Warrant Stock issued in consequence thereof, or (ii) any litigation to which such Holder is made a party in its capacity as a stockholder or warrantholder of the Company; provided, however, that the Company will not be liable hereunder to the extent that any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses or disbursements (A) arise from or relate to any material violation by such Holder of any law or regulation applicable to it or
(B) are found in a final non-appealable judgment by a court to have resulted from such Holder's gross negligence, bad faith or willful misconduct or material violation of law. The procedures to be followed for claims of indemnification under this Section 16.3 shall be as set forth in Section 9.7(d).

          16.4. Remedies. Each Holder of Warrants and Warrant Stock, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under Section 9 of this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of Section 9 of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          16.5. Successors and Assigns. Subject to the provisions of Section 3.1 and 9, this Agreement and the rights evidenced hereby shall inure to the benefit of and be binding upon the successor of the Company and the successors and assigns of any Holder. The provisions of this Agreement are intended to be for the benefit of all Holders from time to time of the Warrants and Warrant Stock, and shall be enforceable by any such Holder.

          16.6. Amendment. This Agreement may be modified or amended or the provisions hereof waived with the written consent of the Company and the Required Holders, provided that no Warrant may be modified or amended to reduce the number of shares of Common Stock for which such Warrant is exercisable or to increase the price at which such shares may be purchased upon exercise of such Warrant (before giving effect to any adjustment as provided therein) without the prior written consent of the Holder thereof.

          16.7. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

          16.8. Headings. The headings used in this Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement.

          16.9.  Governing Law; Consent to Jurisdiction and Venue.
In all respects, including all matters of construction, validity and performance, this Agreement and the obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws, and any applicable laws of the United States of America. THE COMPANY CONSENTS TO PERSONAL JURISDICTION, WAIVES ANY OBJECTION AS TO JURISDICTION OR VENUE, AND AGREES NOT TO ASSERT ANY DEFENSE BASED ON LACK OF JURISDICTION OR VENUE, IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. Service of process on the Company or any Holder in any action arising out of or relating to this Agreement shall be effective if mailed to such party in accordance with the procedures and requirements set forth in Section
16.2. Nothing herein shall preclude any Holder or the Company from bringing suit or taking other legal action in any other jurisdiction.

          16.10. MUTUAL WAIVER OF JURY TRIAL. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                              DEEPTECH INTERNATIONAL INC.


                              By_______________________________
                                Name:
                                Title:


                              LEHMAN COMMERCIAL PAPER INC.



                              By_______________________________
                                Name:
                                Title:


                                                       EXHIBIT  A
                                                       To Warrant
                                                       Agreement


                 [FORM OF WARRANT CERTIFICATE]


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. SUCH SECURITIES ARE SUBJECT TO THE RESTRICTIONS AND PRIVILEGES SPECIFIED IN THE WARRANT AGREEMENT, DATED AS OF FEBRUARY 16, 1996, BETWEEN DEEPTECH INTERNATIONAL INC. AND THE INITIAL HOLDER OF SECURITIES NAMED THEREIN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER HEREOF UPON WRITTEN REQUEST, AND THE HOLDER OF THIS CERTIFICATE AGREES TO BE BOUND THEREBY.


No. __-__


                      WARRANT CERTIFICATE
                  DEEPTECH INTERNATIONAL INC.


          This Warrant Certificate certifies that Lehman Commercial Paper Inc., or registered assigns, is the registered holder of 1,333,333.5 Warrants (the "Warrants") to purchase shares of common stock of Deeptech International Inc. (the "Company"). Each Warrant entitles the holder, but only subject to the conditions set forth herein and in the Warrant Agreement referred to below, to purchase from the Company before 5:00 p.m., New York City time, on the Expiration Date, as such term is defined in the Warrant Agreement, one fully paid and nonassessable share of common stock of the Company (a "Warrant Share") at a price (the "Exercise Price") of $4.50 per Warrant Share payable in lawful money of the United States of America (subject to adjustment as provided in Section 4 of the Warrant Agreement), or, as provided in Section 2.2 of the Warrant Agreement, by the transfer of certain debt to the Company, upon surrender of this Warrant Certificate, execution of the annexed Election to Purchase Form and payment of the Exercise Price at the office of the Company at 7400 Texas Commerce Tower, 600 Travis, Houston, Texas 77002 or such other address as the Company may specify in writing to the registered holder of the Warrants evidenced hereby. The Exercise Price is subject to adjustment prior to the Expiration Date upon the occurrence of certain events as set forth in the Warrant Agreement. The Company may deem and treat the registered holders of the Warrants evidenced hereby as the absolute owner thereof (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof and of any distribution to the holders hereof, and for all other purposes.

          Warrant Certificates, when surrendered at the office of the Company at the above-mentioned office address or at the Company's headquarters by the registered holder hereof in person or by a legal representative duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

          Upon due presentment for registration of transfer of this Warrant Certificate at the office of the Company at the above-mentioned address, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate to the transferee(s) and, if less than all the Warrants evidenced hereby are to be transferred, the registered holder hereof, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

          This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Agreement, dated as of February 16, 1996, between the Company and the initial holder of Warrants party thereto (the "Warrant Agreement"). Said Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders, and in the event of any conflict between the terms of this Warrant Certificate and the provisions of the Warrant Agreement, the provisions of the Warrant Agreement shall control.






          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed and its corporate seal to be impressed hereon and attached by its Secretary.


Dated:  February 16, 1996


                         DEEPTECH INTERNATIONAL INC.


                         By_________________________________
                           Title:


(CORPORATE SEAL)

ATTEST:



Secretary


                                             EXHIBIT A TO
                                             WARRANT CERTIFICATE


                    ELECTION TO PURCHASE FORM

         [To be executed only upon exercise of Warrants]

          The undersigned registered owner of this Warrant Certificate irrevocably exercises _____ Warrants for the purchase of ______ Shares of Common Stock of Deeptech International Inc. and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant Certificate and the Warrant Agreement and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ________________ whose address is ___________________ and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in this Warrant Certificate, that a new Warrant Certificate of like tenor and date for the balance of the shares of Common Stock issuable hereunder be delivered to the undersigned.



______________________________
                              (Name of Registered Owner)


______________________________
                              (Signature of Registered Owner)


______________________________
                              (Street Address)


______________________________
                              (City)    (State)   (Zip Code)



                                             EXHIBIT B TO
                                             WARRANT CERTIFICATE


                         ASSIGNMENT FORM


          FOR VALUE RECEIVED the undersigned registered owner of this Warrant Certificate hereby sells, assigns and transfers unto the assignee named below all of the rights of the undersigned under this Warrant Certificate, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee          No. of Shares of Common Stock





and does hereby irrevocably constitute and appoint
________________ attorney-in-fact to register such transfer on the books of Deeptech International Inc. maintained for the purpose, with full power of substitution in the premises.


Dated:_________________________

Name:__________________________


Signature:_____________________


Witness:_______________________


          The assignee named above hereby agrees to purchase and take the Warrant Certificate pursuant to and in accordance with the terms and conditions of the Warrant Agreement, dated as of February 16, 1996, between Deeptech International Inc. and the initial holder named therein and agrees to be bound thereby.

Dated:

Name:


Signature:



                                                       EXHIBIT B
                                                       To Warrant
                                                       Agreement




                        WARRANT REGISTER

                See Schedule I attached hereto.


                                                     Schedule I
                                                     To Warrant
                                                     Agreement


Option Holder                      Date of  Number    Exercise
                                   Warrant    of       Price
                                           Warrants

DTI Funding, Inc. & Assignees     12/14/93   137,079    $13.50
DTI Funding, Inc. & Assignees     12/14/93    33,460    $13.50
Wilrig                             11/8/94 1,100,000    $10.00
Highwood Partners, L.P.            12/5/95   372,973     $5.00
Highwood Partners, L.P. -          12/5/95   100,000     $5.00
Contingent
DLJ & Assignees                    2/19/93 1,182,872     $4.25
DLJ & Assignees                    2/19/93   178,575     $4.25
Citicorp USA, Inc.                12/15/92   437,500     $4.00
Citicorp USA, Inc.                 2/16/96 1,000,000     $4.50
Chemical Bank                      7/20/92   250,000     $4.00
Lehman Commercial Paper Inc.       2/16/96 1,333,333.5   $4.50
Sandpiper & Co.                   12/15/92   200,000     $4.00
Donald A. Sanders                 12/15/92    60,000     $4.00
Katherine U. Sanders              12/15/92    60,000     $4.00

Del. Chtr. Guar. & Trust FBO      12/15/92    33,482     $4.00
R.B. Vincent IRA

Anatar Investments Defined        12/15/92    25,112     $4.00
Benefit Plan

Maged F. Riad and John C.         12/15/92    10,000     $4.00
Oran, Trustees
  Under Whitman & Ranson Ret.
   Savings
  Plan FBO William R. Ziegler

Steven A. Webster                 12/15/92     8,371     $4.00
Susan K. Stickney                 12/15/92     7,000     $4.00
William R. Ziegler                12/15/92     6,741     $4.00
Chris M. Sanders                  12/15/92     5,000     $4.00
Roberto Marsella                  12/15/92     4,185     $4.00
David N. King                     12/15/92     4,000     $4.00
Alfred King III                   12/15/92     4,000     $4.00
Albert Stickney III               12/15/92     2,109     $4.00

Jansen Noyes, Jr. & Alfred        12/15/92     2,000     $4.00
King, Jr.
  TTEE U/W Nancy Noyes King FBO
  David N. King

Jansen Noyes, Jr. & Alfred        12/15/92     2,000     $4.00
King, Jr.
  TTEE U/W Nancy Noyes King FBO
  Alfred King III

Jansen Noyes, Jr. & Alfred        12/15/92     2,000     $4.00
King, Jr.
  TTEE U/W Nancy Noyes King
   FBO Susan K. Stickney

Jansen Noyes, Jr.                 12/15/92     1,500     $4.00
Mike Willis                        6/11/90    87,938     $3.41

  Total per Option Exhibit                6,651,230.5
   Schedule

Other Options issued to
employees/directors:
Gary Coburn                        5/12/94     5,000    $13.50
Gary Huxford                       5/12/94     1,000    $13.50
Thomas P. Tatham                   12/1/94   100,000    $10.15
Thomas P. Tatham                   2/16/96   333,333.5   $4.50
Grant E. Sims                      12/1/94    50,000    $10.15
Donald V. Weir                     12/1/94    50,000    $10.15
Donald S. Taylor                   12/1/94    50,000    $10.15
Harry J. Briscoe                   12/1/94    50,000    $10.15
Robert H. Williams                 12/1/94    50,000    $10.15
John H. Gray                       12/1/94    50,000    $10.15
Thomas P. Tatham                    9/8/95   300,000     $5.00
Grant E. Sims                      12/1/92    75,000     $4.25
Grant E. Sims                      12/1/92    75,000     $4.25
Grant E. Sims                      12/1/92    75,000     $4.25
Harvey Fleisher                   11/14/95   150,000     $4.00
Ben T. Morris                     10/26/95   150,000     $4.00
Paul Thompson, III                10/26/95   150,000     $4.00

Laney Chouest/Alpha Marine        10/26/95   150,000     $4.00
Services

Nancy Quinn                       10/26/95   150,000     $4.00
Robert Fox                        10/26/95   150,000     $4.00
Phil Clarke                       10/26/95   150,000     $4.00
Mike Lam                          10/26/95   150,000     $4.00
Donald V. Weir                    11/14/95   125,000     $4.00
Grant Sims                        11/14/95   100,000     $4.00
John Gray                         11/14/95   100,000     $4.00
Keith Forman                      11/14/95    50,000     $4.00
Antoine Gautreaux                 11/14/95    75,000     $4.00
Eddie Moses                       11/14/95    75,000     $4.00
Janet E. Sikes                    11/14/95    75,000     $4.00
Kenneth E. Beeney                 11/14/95    75,000     $4.00
Diana Walters                     11/14/95    75,000     $4.00
James Lytal                       11/14/95    50,000     $4.00
Jeff Lucas                        11/14/95    50,000     $4.00
John Pike                         11/14/95    50,000     $4.00
Ed Gibbon                         11/14/95    50,000     $4.00
Dennis A. Kunetka                 11/14/95    30,000     $4.00
Clyde Nath                        10/25/95    30,000     $4.00
Lari Paradee                      11/14/95    25,000     $4.00
Gary Hobbs                        11/14/95    25,000     $4.00
Steve Noe                         11/14/95    20,000     $4.00
Bill Moss                         11/14/95    20,000     $4.00
Eddie Mitchell                    11/14/95    20,000     $4.00
Wayne Lammert                     11/14/95    10,000     $4.00
Ken Bass                          11/14/95    10,000     $4.00

Director deferred comp -           9/30/95     7,690     $4.00
September

Deferred Comp Plan - July         11/14/95     7,188     $4.00
Deferred Comp Plan - August       11/14/95     7,188     $4.00
Deferred Comp Plan - September    11/14/95     7,188     $4.00
Deferred Comp Plan - November     11/30/95     7,188     $4.00
Deferred Comp Plan - December     12/31/95     7,188     $4.00
Deferred Comp Plan - February      1/31/96     7,188     $4.00
Director deferred comp - July      7/31/95     4,690     $4.00

Director deferred comp -           8/31/95     4,690     $4.00
August

Director deferred comp -          11/30/95     7,504     $4.00
November

Director deferred comp -          12/31/95     7,504     $4.00
December

Director deferred comp -           1/31/96     7,504     $4.00
February

Director deferred comp -          10/31/95    10,716     $3.99
October

Deferred Comp Plan - October      11/14/95     7,205     $3.99

  Total options issued to                  3,704,964
   employees/directors

  Total options outstanding at            10,356,914.5
   1/31/96





                        WARRANT AGREEMENT


                   To Purchase Common Stock of


                   Deeptech International, Inc.














                        TABLE OF CONTENTS

                                                              Page

1. DEFINITIONS                                                  1

2. ISSUANCE; EXERCISE OF WARRANT                                6
         2.1.  Issuance of Warrants                             6
         2.2.  Manner of Exercise                               6
         2.3.  Payment of Taxes                                 7
         2.4.  Fractional Shares                                7
         2.5.  Continued Validity                               8

3. TRANSFERS, DIVISION AND COMBINATION                          8
         3.1.  Transfer                                         8
         3.2.  Division and Combination                         8
         3.3.  Expenses                                         9
         3.4.  Maintenance of Books                             9

4. ADJUSTMENTS                                                  9
         4.1.  Stock Dividends, Subdivisions and Combinations   9
         4.2.  Certain Other Distributions                     10
         4.3.  Issuance of Additional Shares of Common Stock   10
         4.4.  Issuance of Warrants or Other Rights            11
         4.5.  Issuance of Convertible Securities              12
         4.6.  Superseding Adjustment                          13
         4.7.  Other Provisions Applicable to Adjustments
         under this Section                                    14
         4.8.  Reorganization, Reclassification, Merger,
         Consolidation or Disposition of Assets                16

5. NOTICES TO WARRANT HOLDERS                                  17
         5.1.  Notice of Adjustments                           17
         5.2.  Notice of Certain Corporate Action              17

6. REPRESENTATIONS AND WARRANTIES                              17
         6.2.  Warrant Holders                                 19

7. CERTAIN COVENANTS                                           19
         7.1.  No Impairment                                   19
         7.2. Reservation and Authorization of Common Stock; Registration with or Approval of any Governmental
         Authority                                             20

8. TAKING OF RECORD; STOCK AND WARRANT TRANSFER BOOKS          20


9. RESTRICTIONS ON TRANSFERABILITY                             21
         9.1.  Restrictive Legend                              21
         9.2.  Notice of Proposed Transfers; Requests for
         Registration                                          21
         9.3.  Required Registration                           22
         9.4.  Incidental Registration                         23
         9.5.  Registration Procedures                         24
         9.6.  Expenses                                        26
         9.7.  Indemnification and Contribution                27
         9.8.  Termination of Restrictions                     30
         9.9.  Listing on Securities Exchange                  30
         9.10. Selection of Managing Underwriters              30

10.SUPPLYING INFORMATION                                       30

11.LOSS OR MUTILATION                                          31

12.OFFICE OF THE COMPANY                                       31

13.FINANCIAL AND BUSINESS INFORMATION                          31
         13.1.  Quarterly Information                          31
         13.2.  Annual Information                             31
         13.3.  Filings                                        32

14.APPRAISAL                                                   32

15.LIMITATION OF LIABILITY; NO RIGHTS AS STOCKHOLDER           33

16.MISCELLANEOUS                                               33
         16.1.  Nonwaiver and Expenses                         33
         16.2.  Notice Generally                               33
         16.3.  Indemnification                                34
         16.4.  Remedies                                       34
         16.5.  Successors and Assigns                         35
         16.6.  Amendment                                      35
         16.7.  Severability                                   35
         16.8.  Headings                                       35
         16.9.  Governing Law; Consent to Jurisdiction and
         Venue                                                 35
         16.10. MUTUAL WAIVER OF JURY TRIAL                    35